Granite City
FOOD & BREWERY™

2001 Annual Report

Founders Food & Firkins Ltd.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-KSB

☑ ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 30, 2001

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-29643

FOUNDERS FOOD & FIRKINS LTD.

(Name of Small Business Issuer in Its Charter)

Minnesota	**41-1883639**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

5831 Cedar Lake Road, St. Louis Park, Minnesota 55416
(Address of Principal Executive Offices, including Zip Code)

(952) 525-2070
(Issuer's Telephone Number, including Area Code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

None

Securities registered pursuant to Section 12(g) of the Exchange Act:

Units (each consisting of one share of Common Stock, $0.01 par value, and one redeemable Class A Warrant to purchase one share of Common Stock), Common Stock ($0.01 par value) and redeemable Class A Warrants to purchase Common Stock
(Title of Class)

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.

The issuer's revenues for its most recent fiscal year were $8,885,036.

The aggregate market value of the common equity held by non-affiliates of the issuer as of January 31, 2002, was approximately $3,890,937.

As of January 31, 2002, the issuer had outstanding 3,807,350 shares of common stock and 1,000,000 Class A Warrants. The number of outstanding shares of common stock includes the shares issuable upon separation of the units, each consisting of one share of common stock and one redeemable Class A Warrant, sold in the issuer's initial public offering.

DOCUMENTS INCORPORATED BY REFERENCE

None.

TABLE OF CONTENTS

The following discussion contains various forward-looking statements within the meaning of Section 21E of the Exchange Act. Although we believe that, in making any such statement, our expectations are based on reasonable assumptions, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. When used in the following discussion, the words "anticipates," "believes," "expects," "intends," "plans," "estimates" and similar expressions, as they relate to us or our management, are intended to identify such forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from those anticipated. Factors that could cause actual results to differ materially from those anticipated, certain of which are beyond our control, are set forth under the caption "Management's Discussion and Analysis or Plan of Operation — Cautionary Statement."

Our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking statements. Accordingly, we cannot be certain that any of the events anticipated by forward-looking statements will occur or, if any of them do occur, what impact they will have on us. We caution you to keep in mind the cautions and risks described in our Cautionary Statement and to refrain from attributing undue certainty to any forward-looking statements, which speak only as of the date of the document in which they appear.

PART I

ITEM 1 DESCRIPTION OF BUSINESS

Overview

We operate three casual dining restaurants featuring on-premises breweries under the name "Granite City Food & Brewery™." Our initial restaurant commenced operations in St. Cloud, Minnesota, in June 1999. Our second restaurant, located in Sioux Falls, South Dakota, commenced operations in December 2000. Our third restaurant, located in Fargo, North Dakota, opened in November 2001.

Our full-service restaurants offer high quality food and handcrafted beers. Our theme is casual dining, with a broad menu of items that are prepared fresh daily and freshly brewed handcrafted beers made with a new patent-pending process that maintains high beer quality while enhancing overall profitability by reducing unit-level brewery costs. We offer high quality menu items served in generous portions at reasonable prices. Our handcrafted beers are moderately priced and offer unique styles and flavors not typically produced by major breweries. We are exploring methods of financing in order to open additional Granite City Food & Brewery restaurants in selected markets throughout the United States.

We were incorporated on June 26, 1997, as a Minnesota corporation. Our executive offices are located at 5831 Cedar Lake Road, St. Louis Park, Minnesota 55416, and our telephone number is (952) 525-2070.

Our Business Strategy

Our objective is to become the dominant restaurant-microbrewery in each of our markets and to be a leader in the casual dining-microbrewery industry. The principal elements of our strategy are as follows:

- *Offer a Broad Selection of Quality Foods at Reasonable Prices.* Granite City features foods based upon hearty Midwestern fare infused with Southwestern, Cajun and

California influences. These foods feature fresh flavors of herbs, infused oils and enriched sauces. We feature many items designed with our handcrafted beers in mind, both as ingredients and to accompany meals. Our menu is strategically tailored for smaller metropolitan and regional market pricing in which patrons tend to have greater price sensitivity toward lunch items than dinner items. We have designed our menu so that when a guest opens the menu, he or she finds a special section of lunch selections featured at prices ranging from $5.25 to $6.50, providing a premium meal at a special value for midday diners. We also offer signature selections, meals which are among our chefs' personal favorities. These selections provide our guests with an opportunity to treat themselves to the highest quality Granite City Food & Brewery has to offer. Our overall menu prices range from $3.95 for appetizers to $15.95 for our BBQ Pork Ribs. Most of our 75 menu items range from $6.00 to $10.00.

- *Offer Old World, Classic Beers Made with a New Patent-Pending Brewing Process.* Our specialty beers are prepared with the finest ingredients available, under the direction of our Chairman of the Board and Brewmaster, William E. Burdick. Our array of craftbrewed beers is distinguishable from other domestically produced beers by its freshness, flavor and brewing styles. We brew ales and lagers in the Old World tradition to the highest standards of brewing. We produce four flagship beer products that are permanently offered on tap, along with seasonal and special ales and lagers handcrafted to promote events such as Oktoberfest and St. Patrick's Day. We have launched a new patent-pending brewing process that will make microbrewing for multiple locations more efficient. This brew method is trademarked under the name "Fermentus Interruptus™" and allows us to transfer an unfermented liquid called wort from one location to another where the fermenting will begin and the brewing process will be completed. We expect that Fermentus Interruptus will improve the economics of our microbrewing process by eliminating the initial stages of brewing and storage at multiple locations, thereby reducing equipment and development costs at new restaurant locations. We believe that use of this brewing process will enable us to keep producing high quality beers and improve our overall profitability.

- *Create a Fun, Energetic Atmosphere and Destination Dining Experience.* We focus on providing the Granite City guest with a fun, warm and energetic atmosphere. Our restaurant interiors are spacious, open settings designed to create a visual impact on guests. Guests may watch the brewing process and see food preparation in our open display kitchens, or watch sporting events or other entertainment on the many televisions throughout our dining and bar areas. We offer formal tours of our breweries, as well as mini-tours conducted on a spontaneous basis. We celebrate the art of brewing and cooking by showcasing our breweries and kitchens. Our glass-enclosed breweries allow guests to actually see the brewer working in the brewery. Often, guests will be allowed to enter the actual brewing areas on a spontaneous basis to talk to our personnel. We also showcase our food production with our exposed display kitchens.

- *Create a Passionate Culture of Service.* We foster a passionate culture of guest service among employees, by emphasizing guest service and comfortable dining experience provided by a knowledgeable, energetic staff. Our employees are trained to understand how our foods are flavored and prepared, and to describe our handcrafted beers in order to introduce guests to the Granite City concept. We have a management presence during all business hours to maintain a high level of service at all times and to support our employees in ensuring guest satisfaction.

- *Achieve Attractive Restaurant and Microbrewery Economics.* We believe that our restaurant-microbrewery concept and the pricing of our products fits well in smaller metropolitan and regional markets, which we intend to target for expansion. We also believe that we have the ability to achieve attractive economics through the sale of higher margin menu items such as our handcrafted beers.

- *Pursue Deliberate and Careful Expansion.* Subject to obtaining adequate financing, we intend to pursue a disciplined expansion strategy in markets where we believe our concept will have broad appeal and attractive restaurant-level economics. We believe that continued growth in the Midwest will allow us to achieve attractive economics by establishing name recognition and product branding throughout the region.

The Granite City Food & Brewery Concept

Granite City Food & Brewery targets a broad guest base by incorporating two popular national dining preferences: high quality, casual, value-priced food, and fresh, handcrafted quality beers. We believe this concept differentiates us from many of our competitors, who feature pre-prepared, smaller portioned food items and mass-produced, pre-packaged beers. The key elements of our concept include:

- quality food items prepared from scratch daily, with an emphasis on freshness, variety, generous portions and attractive presentation

- freshly brewed, unique handcrafted beers produced from the highest quality ingredients and sold in our restaurants through direct tap systems

- intense employee training and supervision designed to develop motivated, service-oriented employees who strive to deliver strong customer satisfaction

- an interior design which creates an environment that is upscale, casual and unpretentious, and promotes a fun, energetic and socially interactive experience

Each of our existing restaurants consists of an approximately 10,000 square foot facility built to our plans and specifications. Our restaurants have an open atmosphere, including an exposed ceiling that is approximately 16 feet high. Since no interior walls disrupt our public areas, guests can view the many component parts of our operation from virtually any place in our facilities. Guests may watch the brewing and food preparation or sports and other entertainment on the many television sets located throughout our dining and bar areas.

We use granite and other rock materials along with natural woods and glass to create a balanced, clean, natural interior feel. Our floor-to-ceiling window systems create expansive views of outdoor pond and patio areas which are used for dining during warm weather months. This window treatment allows activity to be viewed both inside and outside the restaurant and creates a bright, open environment. The interiors are accented with vintage photographs of the local area brewing industry, as well as historical photos of the community landscape. We believe our design creates a fun and energetic atmosphere that promotes a destination dining experience.

Existing and Proposed Locations

We currently operate one Granite City Food & Brewery restaurant in each of the following locations: St. Cloud, Minnesota; Sioux Falls, South Dakota; and Fargo, North Dakota.

Each of our locations is centrally located within the respective area's retail, lodging and transportation activity. Our St. Cloud restaurant is conveniently located at the intersection of Minnesota Highways 15 and 23 off Interstate Highway 94. This site caters to local residents, area-based tourists who attend business conferences, sports tournaments or university related events, and transient guests who pass through St. Cloud to Minnesota's northern tourism area. Our Sioux Falls restaurant is located near the junction of Interstate Highways 29 and 90 within Sioux Fall's commercial and civic activity center. The patio of this location offers a spectacular view overlooking the Sioux River and Sioux Falls Country Club, enhancing our guests' dining experience. Our Fargo restaurant is located near the junction of Interstate Highways 29 and 94 on the property of the area's major mall and within walking distance of several major hotels, entertainment venues and retail outlets.

The selection of our Granite City locations has been based upon criteria which we have determined are important for restaurant development in smaller metropolitan and regional markets, including but not limited to the following:

- a minimum regional/metropolitan "trade area" population of 150,000
- proximity to a regional retail, entertainment, financial and educational hub
- proximity to the area's hotel rooms
- proximity to the city's major transportation corridor
- excellent accessibility and visibility

Each existing restaurant is similar in design and size. We lease our St. Cloud and Sioux Falls restaurants pursuant to 20-year net leases with renewal options. Our Fargo restaurant is located on leased property pursuant to a 20-year lease with renewal options. Our investment in each existing restaurant ranges from approximately $1.5 million to $3.0 million. We expect that these locations will give us a strong base from which to expand.

Subject to obtaining adequate financing, our corporate strategy calls for further development in markets where we believe our concept will have broad appeal and attractive restaurant-level economics. We will require additional financing to pursue our expansion strategy in additional markets. We are currently considering a number of Midwest sites, including Lincoln and Omaha, Nebraska.

Menu

At the core of our concept is our 75-item menu complemented by fresh, handcrafted beers. Our menu is committed to full flavored ingredients and value engineering of each menu item. Our menu is based on the preparation of distinctive items not generally featured on restaurant chain menus. We are continuously engaged in food development and create new menu items and weekly specials on a regular basis. All menu items are staff and guest tested then refined before menu implementation.

Some of our more popular items include our Granite City Ale and Cheddar Soup, Chicken Caesar Chalupa, Grilled Chicken and Bruschetta Salad, Chinese Pasta Salad, Grilled London Broil with Bourbon Onion Sauce, Southern Fried Chicken Breast Dinner (marinated in buttermilk and Cajun spices), Honey Rosemary Filet Mignon and the Granite City Walleye. We currently offer up to eight new menu items weekly, ranging from appetizers to salads and entrees. This approach allows us to develop continuous improvement and innovation, an important strategy that keeps our menu fresh and interesting.

Approximately 11% of food sales are generated through weekly specials. We also solicit input from guests regarding our menu offerings.

To ensure that we are serving food of consistently high quality, we have developed quality control practices, including (a) the participation by each member of our kitchen staff in a thorough training program, (b) the development of strict specifications that ensure that only high quality ingredients are used in our food and (c) the requirement that each shift of cooking personnel consistently prepare each menu item. We believe that we are able to consistently provide a superior value-oriented dining experience for our guests by serving generous portions of well-presented foods.

Dedicated Guest Service

We are committed to guest satisfaction. From the moment a guest walks through the door, he or she is treated and served in a professional, attentive manner. We understand the critical importance of our attention to detail and seek to create and maintain an exceptional service-oriented environment. We conduct daily pre-shift meetings, track service audits and assign manageable table stations in order to create a system of effective service and assure guest satisfaction. Our service is based on a team concept. Guests are made to feel that any employee can help them, and that they are never left unattended.

Management and Employees

Our ability to effectively manage restaurants in multiple geographic areas will be critical to our success. Our existing locations are accessible by major highways and by regular daily direct airline flights from the Minneapolis-St. Paul metropolitan area. This access will allow our current management to provide assistance in development, restaurant opening and on-going support and managerial supervision to create strong and responsive employee teams at each location. Store-level management teams consist of a general manager, a kitchen manager and assistant managers. The management team receives incentive bonuses based upon financial and qualitative performance criteria, including the results of mystery shoppers who anonymously evaluate individual restaurants. Each member of our restaurant management team is cross-trained in all operational areas. As we grow and expand geographically, we expect to add additional employees to ensure proper management, support and controls.

We expect that each Granite City restaurant will employ approximately 125 hourly employees, approximately 75% of whom will be part time. All employees are trained and work on a buddy-trailing system before they are scheduled to work independently.

We actively recruit and select individuals who share our passion for a high level of guest service. Multiple interviews are used to aid in the selection of new employees at all levels. We have developed a competitive compensation package for our restaurant management team. This package includes a base salary, competitive benefits and participation in a management incentive plan that rewards the management team for achieving performance objectives. It is our policy to promote from within, but at our current stage of growth, we recognize the need to supplement this policy with employees from outside our organization as we open restaurants in new markets.

Operational Controls

Our restaurants use personal computer systems that are integrated with management reporting systems which enable us to monitor restaurant sales and product and labor costs on a daily basis. Financial controls are maintained through a centralized accounting system. Our monthly financial statements are generated within a relatively short period of time so that management may review and respond to requirements in a timely fashion. We continuously monitor sales, product costs, operating

expenses and advertising and promotional expenses. We believe that our system of controls is adequate for our planned expansion strategy.

Hours of Operation

Our restaurants are open seven days a week, from 11:00 a.m. to 1:00 a.m., Monday through Saturday, and from 10:00 a.m. to midnight on Sunday. On Sundays, beginning at 10:00 a.m., we offer a buffet style brunch, featuring both breakfast and lunch items, which follows our high quality standards and price/value relationship. We are open on selected holidays.

Purchasing

We strive to obtain consistent, high-quality ingredients for our food products and brewing operations at competitive prices from reliable sources. To attain operating efficiencies and to provide fresh ingredients for our food and beverage products while obtaining the lowest possible prices for the required quality, we control such purchasing by buying from a variety of national, regional and local suppliers at negotiated prices. Most food products are shipped from a central distributor directly to our existing restaurants two to four or more times per week. Produce is delivered six times per week from local suppliers to ensure product freshness. We do not maintain a central food product warehouse or commissary. As is typical in our industry, we do not have any long-term contracts with our food or brewing ingredient suppliers. We purchase ingredients for our brewing operations from a variety of foreign and domestic suppliers at negotiated prices. We have not experienced significant delays in receiving food products, brewing ingredients, restaurant supplies or equipment.

Brewing Operations

Overview

We have created a new brewing process that will make microbrewing for multiple locations more efficient by creating a commissary brewing system. Use of this system will enable us to keep our high quality product intact while enhancing overall profitability. We believe that our patent-pending system, Fermentus Interruptus, provides us with a distinct competitive advantage because it fits our development strategy of clustering our locations within geographic regions to maximize operational efficiencies.

Our flagship brews consist of four styles available every day. We also brew a number of seasonal beers to be available at special periods throughout the year. Seasonal ales are often tied to particular events including Oktoberfest, St. Patrick's Day, Christmas and Easter. Further, some seasonal beers may be tied to other promotions or particular events including college events and major sales promotions. The different special events and promotions provide customers with a different feel or experience each time they visit, which we believe promotes strong repeat business.

Fermentus Interruptus – Commissary Brewing and Quality Assurance

Fermentus Interruptus is a new patent-pending brewing process that will aid in the quality, consistency and efficiency of serving handcrafted brews in multiple locations. Our Fargo location was the first to use this process. In the case of Fargo, the brewing process begins in our Sioux Falls location where wort is produced. This non-alcoholic liquid is then transported via truck to the fermentation vessels in the brewery that serves the brew. It is then fermented by adding yeast to complete the brewing process. Our Chairman of the Board and Brewmaster, William E. Burdick, developed this process in order to maintain the quality and consistency of our beer products. This process will allow us to service up to 15 locations from one wort production site.

We believe that Fermentus Interruptus will improve the economics of our microbrewing process by eliminating the initial stages of brewing and storage at multiple locations, thereby reducing equipment and development costs at new restaurant locations. Having a common starting point for our initial brewing process creates consistency of taste for our product from unit to unit. Because the initial stages of brewing are under the director of a single brewing team, consistency of product is further maintained. We believe that Fermentus Interruptus has given Granite City the opportunity to improve unit level economics while maintaining the consistency of our Old World, classic beers.

How We Brew Old World, Classic Beers

We use the freshest and finest ingredients at our commissary location. We purchase malted barleys, wheats and rye as well as various hops from a variety of sources in Europe and North America. These sources have all supplied the industry for many years.

We produce beers using two methods of brewing, decoction and infusion brewing, as dictated by the beer style to be brewed. The process begins by weighing, blending and crushing the grains, predominately malted barley into what is called grist. This is accomplished by passing the grains through a roller mill which exposes the soft inside of the grains. The grist is passed down from the second floor to the first floor and held in a grist hopper which is affixed from the ceiling. This truncated vessel then sits above the mash tun and a slide opens to allow this grist to infuse with water forming a slurry or mash that falls down into the mash tun, after which the naturally occurring enzymes alter the carbohydrous material in the grains from a series of starches into a wide range of sugars and dextrins.

Once completed, this wet, sweet mash is drenched with warm water by means of spraying or running the water over this heavy, wet mash bed and seeping slowly down through the mash to collect the sugars by putting them into this watery solution. It also picks up the color or colors of the grain or grains as well as other materials such as proteins and core elements present in the mash.

This newly created liquid called sweet wort is then transferred to the brew kettle where it is brought to a boil, varieties of hops are blended and pitched in at various times throughout the one or two hour boiling time. The hops impart a flavor which masks the non-fermentable sugars of the wort and creates a delicate balance between the hop bitterness and the residual sweetness of these sugars. This new liquid is now referred to as hopped wort. The hopped wort is now chilled by passing it through a heat exchanger and reducing the temperature so that it can now be transferred by truck to another location. This is the point where the brewing process is interrupted and the wort is transported to fermentation vessels at the destination location. The brewing process then continues at that restaurant. As noted above, beer dispensed at our Fargo location is currently created using Fermentus Interruptus.

The primary fermentation is the addition of yeast (dependent on the beer style and temperature of fermentation). During the respiratory phase of this process, these tiny monocellular organisms convert the available oxygen in the hopped wort to carbon dioxide. Then in an anaerobic state these organisms begin to consume the sugars in sequence of ease and convert these sugars and dextrins into ethanol, the only known form of alcohol which humans can consume. Once all of the fermentation material has been converted to alcohol the primary fermentation process is complete. Now the liquid is called by its new name – beer.

This young, green beer now must be sent down to the cellars for aging and clarification. Here the beers mature at various rates dependent upon the style. During this process of lagering small amounts of sugars may continue to ferment. This now completes the secondary fermentation and lagering phase.

The fully mature beer is now at its prime, ready for serving. This entire process of transferring each beer through these time-worn steps can vary from three to twelve weeks (or longer) depending on the style being produced. The average time from start of brew to serving is approximately 30 to 40 days.

Our Beer Varieties

We brew four beers at all times which serve as our flagship beers. These beers are the classic styles especially designed for the tastes of the Midwest market.

BROTHER BENEDICT'S MAI BOCK	Unlike the very strong and nearly black bocks of Germany, Mai bock is a traditional German style much lighter in color. A wonderful malt flavor with a hint of chocolate.
VICTORY LAGER	This American lager brewed with cascade hops embraces the less heavy American style which makes this lager smooth and drinkable with a soft hops finish.
NORTHERN LIGHT	Bold, assertive beers are not for everyone. This beer is highly hopped and brewed to the American standard of a light classic ale. A creamy, smooth taste with a feint hops aroma.
DUKE OF WELLINGTON	A cask conditioned India Pale Ale (IPA) brewed with English hops. Traditionally copper colored, this classical English style ale is drawn up from our cellars by our English beer engine. Strong malt character with a huge hoppy finish.

In addition to our flagship brews, we also produce specialty or seasonal beers which are designed to attract beer enthusiasts. It is this ability to craft beers to our events that builds customer appeal and allows us to run all of our beer-driven promotions.

Many of our seasonal beers, including Wild Rice Beer, Raspberry Ale, Wag's Wheat Beer and Oktoberfest, have received enthusiastic customer acceptance. Crafting these beers requires various skills which can be carried out only by trained brewers. We use multiple yeast strains and imported grains and hops which are formulated by our brewmaster and executed by our brewers.

We supplement our microbrewed products with national and international brands of beer at two of our three locations. This allows us to cater to a larger variety of beer enthusiasts.

Government Regulation

Our restaurants are subject to regulation by federal agencies and to licensing and regulation by state and local health, sanitation, building, zoning, safety, fire and other departments relating to the development and operation of restaurants. These regulations include matters relating to environmental, building, construction and zoning requirements and the preparation and sale of food and alcoholic beverages. Our facilities are licensed and subject to regulation under state and local fire, health and safety codes.

Each of our restaurants is, or will be, required by a state authority and, in certain locations, county and/or municipal authorities, to obtain a license to brew beer and a license to sell beer, wine and liquor on the premises. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of each of our restaurants, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, and storage and dispensing of alcoholic beverages. We have not encountered any material problems relating to alcoholic beverage licenses to date. Our failure to receive or retain a license in a particular location could adversely affect that restaurant and our ability to obtain such a license elsewhere.

We are subject to "dram-shop" statutes in the states in which our restaurants are located. These statutes generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated individual. We carry liquor liability coverage as part of our existing comprehensive general liability insurance, which we believe is consistent with coverage carried by other entities in the restaurant industry. Although we are covered by insurance, a judgment against us under a dram-shop statute in excess of our liability coverage could have a material adverse effect on us.

Our operations are also subject to federal and state laws governing such matters as wages, working conditions, citizenship requirements and overtime. Some states have set minimum wage requirements higher than the federal level. Significant numbers of hourly personnel at our restaurants are paid at rates related to the federal minimum wage and, accordingly, increases in the minimum wage will increase labor costs. Other governmental initiatives such as mandated health insurance, if implemented, could adversely affect us as well as the restaurant industry in general. We are also subject to the Americans With Disability Act of 1990, which, among other things, may require us to design certain features into our restaurants to meet federally mandated requirements. The cost of these designs is not expected to materially affect us.

Beer and Liquor Regulation

Licensing Requirements

We must comply with federal licensing requirements imposed by the United States Department of Treasury, Bureau of Alcohol, Tobacco and Firearms, as well as the licensing requirements of states and municipalities where our restaurants are, or will be, located. Failure to comply with federal, state or local regulations could cause our licenses to be revoked and force us to cease the brewing and/or sale of our beer. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Management believes that our company is operating in substantial compliance with applicable laws and regulations governing our operations.

Excise Taxes

The federal government currently imposes an excise tax of $18 on each barrel of beer produced for domestic consumption in the United States. However, each brewer with production of not more than 2,000,000 barrels per year is taxed only $7 per barrel on the first 60,000 barrels produced annually. If company-wide production increases to amounts over 60,000 barrels per year, there will be an increase in our average federal excise tax rate. We are not aware of any plans by the federal government to reduce or eliminate the small brewer's credit. Increased excise taxes on alcoholic beverages have been considered by the United States Congress as an additional source of tax revenue in connection with various proposals and could be included in future legislation.

Minnesota currently imposes an excise tax of $4.60 on each barrel of beer sold in Minnesota. Minnesota grants an excise tax credit of $4.60 per barrel for up to 25,000 barrels if the brewer brews under 100,000 barrels total annually. Therefore, if company-wide production increases to amounts over 25,000 barrels per year, there will be an increase in our average Minnesota excise tax rate. South Dakota currently imposes a malt beverage excise tax of $8.50 on each barrel of beer sold in South Dakota. North Dakota also imposes excise taxes. The tax rates in North Dakota for beer in bulk containers is $2.48 per barrel of beer sold in North Dakota.

Limits on Production

Most states regulate microbreweries. We are licensed under Minnesota law as a "microbrewery." A microbrewery in Minnesota is limited to the production of not more than 3,500 barrels of beer per site per year. We are licensed under South Dakota law as a "malt beverage manufacturer." A malt beverage manufacturer in South Dakota is limited to the production of fewer than 5,000 barrels of beer per year. Such an entity may (a) sell on-sale and off-sale from the manufacturing premises and (b) sell its beer for outside consumption to wholesalers. We are licensed under North Dakota law as a "microbrew pub." A microbrew pub in North Dakota is limited to the production on the licensed premise of not more than 10,000 barrels of beer per year. Such an entity may (a) sell beer manufactured on premises both on-sale and off-sale, (b) purchase beer manufactured by others and (c) sell its beer for outside consumption to wholesalers.

We believe we can operate our existing Granite City locations without violating such restrictions. Although states into which we may expand may also limit the amount of beer production to a specific number of barrels per year, we believe that we will be able to expand into future locations without violating such production limits.

Competition

The restaurant industry is intensely competitive. We positioned the Granite City concept in the high-quality casual dining segment. In our current and proposed markets, we compete with established local restaurants, established national chains such as Friday's, Applebee's, Outback Steak House, Grandma's, Champps Americana, Timberlodge Steak House, Chilis, Olive Garden, Ground Round, Red Lobster, Ciatti's, as well as Rock Bottom and Hop's, which also have on-premises brewing. Throughout the United States, including the smaller metropolitan and regional markets which we intend to target for expansion, there are micro-breweries of various sizes and qualities, some of which feature food. Competition in our industry segment is based primarily upon food and beverage quality, price, restaurant ambience, service and location. We believe we compare favorably with respect to each of these factors and intend to emphasize our quality food and specialty handcrafted beers. We compete with a number of well-established national, regional or local restaurants which have substantially greater financial, marketing, personnel and other resources than we do. We also compete with many other retail establishments for site locations.

Employees

As of January 1, 2002, we had approximately 400 employees, representing approximately 130 full time employees and approximately 270 part time employees.

Trademarks, Service Marks and Patents

We have filed applications for federal trademark registration for "Granite City Food & Brewery," "A Celebration Of Beer," and "Fermentus Interruptus" and have registered in Minnesota the trademarks

"Granite City Food & Brewery," "Brother Benedict's Mai Bock," "Victory Lager," "Pride of Pilsen," "Northern Light" and "Duke of Wellington." Our state trademarks have a term of ten years. Although we believe we have protectable rights to these marks in Minnesota, we cannot predict whether federal trademark registration will be permitted. We intend to protect our proprietary rights in these marks, but it may be difficult for us to prevent others from infringing our marks and any litigation to enforce our rights would likely be costly.

In February 2001, we filed an application with the United States Patent Office for patent protection of a brewing methodology, which streamlines our brewing process and reduce equipment and development costs of future locations. We cannot predict whether federal patent protection will be granted. We intend to protect our proprietary rights to this process, but it may be difficult for us to prevent others from utilizing our process and any litigation to enforce our rights would likely be costly. We are awaiting examination of this patent application.

We are evaluating strategies for capitalizing on Fermentus Interruptus, including licensing of our brewing technology.

ITEM 2 DESCRIPTION OF PROPERTY

Our corporate headquarters is located in St. Louis Park, Minnesota. We occupy this facility under a month-to-month lease at a rate of $1,300 per month.

In July 1998, we entered into a net lease relating to our restaurant in St. Cloud, Minnesota, with St. Cloud Investments, L.L.P., an unrelated third party. This 10,000 square foot building was constructed for us on a build-to-suit basis. We lease the St. Cloud location over a 20-year term at an annual base rent which escalates every five years. The annual base rents over the initial lease term are as follows: $217,946, $227,734, $238,990 and $251,934, subject to adjustment as provided in the lease. In addition to the annual base rent, we are obligated to pay an annual percentage rent in the amount of 7% on gross sales at the site in excess of $3,200,000 per year. After our second full year of operation, we paid percentage rent in St. Cloud of $45,578. The lease may be extended at our option for up to two additional five-year periods on the same terms and conditions, except that the annual base rent would increase during any such extension. The lease has been personally guaranteed by Steven J. Wagenheim and William E. Burdick. We paid an effective annual rent of $26.35 per square foot during our second full year of operation at the St. Cloud location.

In June 2000, we entered into a net lease relating to our restaurant in Sioux Falls, South Dakota, with Sioux Falls Investments, L.L.P., an unrelated third party. This 10,600 square foot restaurant was constructed for us on a build-to-suit basis. We lease the Sioux Falls location over a 20-year term at an annual base rent which escalates every five years. The annual base rents over the initial lease term are as follows: $291,395, $305,177, $321,025 and $339,252, subject to adjustment as provided in the lease. In addition to the annual base rent, we are obligated to pay an annual percentage rent in the amount of 7% on gross sales at the site in excess of $4,162,791 per year. The lease may be extended at our option for up to two additional five-year periods on the same terms and conditions, except that the annual base rent would increase during any such extension. The lease has been personally guaranteed by Steven J. Wagenheim and William E. Burdick. We paid an effective annual rent of $27.79 per square foot during our first full year of operation at the Sioux Falls location.

In January 2001, we entered into a 20-year net ground lease relating to our restaurant in Fargo, North Dakota, with West Acres Development, LLP, an unrelated third party. Under the lease terms, we are obligated to pay annual base rent of $72,000, plus annual percentage rent equal to the amount, if any, by which 3% of our gross sales at the site exceeds the annual base rent, plus insurance and property taxes

on the land and improvements, plus a share of common area maintenance costs. We may extend the lease at our option for an additional five-year period on the same terms and conditions, except that the annual base rent would increase for any such extension. Since we have not completed one full year of operation at the Fargo location, the effective annual rent per square foot is indeterminable. However, such amount will equal or exceed the annual base rent payable which would yield an effective annual rent of $7.76 per square foot. For information regarding the leasehold mortgage and security agreement applicable to our Fargo restaurant, please review "Management's Discussion and Analysis or Plan of Operation – Liquidity and Capital Resources."

In the opinion of our management, each of our existing locations is adequately covered by insurance.

ITEM 3 LEGAL PROCEEDINGS

On or about November 16, 2000, we filed a claim under the National Association of Securities Dealers, Inc. Arbitration Code against Equity Securities Investments, Inc. Our claim was based upon actions taken by Equity Securities Investments, Inc. in connection with an aborted underwriting of our securities through that firm. On February 12, 2002, we were notified that an NASD Arbitration Panel awarded compensatory damages to us in the amount of $75,000 and denied the claim of Equity Securities Investments, Inc. against us to recover $25,000 in expenses in connection with the aborted underwriting.

We were not a party to any material litigation as of February 15, 2002.

ITEM 4 SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The 2001 annual meeting of shareholders was held on November 7, 2001. Three proposals were submitted for shareholder approval, all of which passed with voting results as follows:

(1) To elect six directors for the ensuing year and until their successors shall be elected and duly qualified.

	FOR	WITHHOLD AUTHORITY
William E. Burdick	2,921,240	55,575
Steven J. Wagenheim	2,921,240	55,575
Mitchel I. Wachman	2,921,240	55,575
Arthur E. Pew III	2,921,240	55,575
James G. Gilbertson	2,921,240	55,575
Bruce H. Senske	2,921,240	55,575

(2) To consider and vote upon the amendment and restatement of our 1997 Director Stock Option Plan.

FOR:	2,293,383	AGAINST:	78,485
ABSTAIN:	4,450	NON-VOTE:	600,497

(3) To ratify the appointment of Schechter, Dokken, Kanter, Andrews & Selcer Ltd. as our independent auditors for the fiscal year ending December 30, 2001.

FOR:	2,971,365	AGAINST:	0
ABSTAIN:	5,450	NON-VOTE	0

PART II

ITEM 5 MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Our units have been listed on The Nasdaq SmallCap Market under the symbol "GCFBU" since the completion of our initial public offering in June 2000. The following table sets forth the approximate high and low closing prices for our units for the periods indicated as reported by The Nasdaq SmallCap Market. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Period	High	Low
2000		
Second Quarter (commencing June 7, 2000)	$ 4.13	$ 3.75
Third Quarter	$ 4.25	$ 3.38
Fourth Quarter	$ 3.63	$ 2.31
2001		
First Quarter	$ 4.13	$ 2.25
Second Quarter	$ 3.50	$ 2.30
Third Quarter	$ 3.06	$ 2.25
Fourth Quarter	$ 4.50	$ 1.95

Our common stock has been listed on The Nasdaq SmallCap Market under the symbol "GCFB" since the separability date of our units in August 2001. The following table sets forth the approximate high and low closing prices for our common stock for the periods indicated as reported by the Nasdaq SmallCap Market. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Period	High	Low
2001		
Third Quarter (commencing August 6, 2001)	$ 2.25	$ 1.00
Fourth Quarter	$ 2.24	$ 0.75

As of January 31, 2002, we had 49 shareholders of record and approximately 449 beneficial owners.

We have never declared or paid cash dividends. We currently intend to retain future earnings for the operation and expansion of our business and do not anticipate paying cash dividends on our securities in the foreseeable future. Any payment of cash dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements and contractual restrictions, if any, and other factors deemed relevant by our board.

Sales of Unregistered Securities during the Fourth Quarter of 2001

Not applicable.

ITEM 6 MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview

We operate three casual dining restaurants featuring on-premises breweries under the name "Granite City Food & Brewery." Our activities in 1998 and through June 1999 were related to the development of our restaurant-microbrewery concept and the development and financing of our first restaurant. Our initial restaurant commenced operations in St. Cloud, Minnesota, in July 1999. Our second restaurant, located in Sioux Falls, South Dakota, commenced operations in December 2000. Our third restaurant, located in Fargo, North Dakota, opened in November 2001.

We developed our first restaurant using the net proceeds from a private placement conducted in late 1997, together with financing in the form of long-term building and equipment leases. We developed our second restaurant using a portion of the net proceeds from our initial public offering in June 2000, together with financing in the form of long-term building and equipment leases. We developed our third restaurant using the remaining net proceeds from our initial public offering, together with bank financing and a long-term equipment lease. We are currently exploring methods of additional financing in order to develop additional restaurants in selected markets throughout the United States. Our revenue growth depends upon the availability of financing to develop additional restaurants. We will not be able to achieve such growth using internally generated funds alone. As of February 15, 2002, we had no commitments for additional funding.

In 2001, we developed a patent-pending brewing process called Fermentus Interruptus. We believe this process will aid in the quality, consistency and efficiency of serving handcrafted brews in multiple locations. Fermentus Interruptus is intended to improve the economics of Granite City's microbrewing process by eliminating the initial stages of brewing and storage at multiple locations, thereby reducing equipment and development costs at new restaurant locations. The process will also allow us to service up to 15 locations, which we believe will improve our quality, consistency and our brew profitability. We are evaluating strategies for capitalizing on Fermentus Interruptus, including licensing of our brewing technology.

We believe that our operating results will fluctuate significantly because of several factors, including the timing of new restaurant openings and related expenses, profitability of new restaurants, increases or decreases in comparable restaurant sales, general economic conditions, consumer confidence in the economy, changes in consumer preferences, competitive factors and weather conditions.

We expect the timing of new restaurant openings to have a significant impact on restaurant revenues and costs. We believe we will incur the most significant portion of pre-opening costs associated with a new restaurant within the quarter immediately preceding, and the month of, the opening of such restaurant. We expect to incur net losses in fiscal 2002, primarily due to the pre-opening costs of the restaurants we propose to develop.

We use a 52/53-week fiscal year ending on the last Sunday of the month to account for our operations. All references to "2000" and "2001" within the following discussion represent fiscal years ended December 31, 2000 and December 30, 2001, respectively. Our fiscal year ended December 31, 2000 included 55 restaurant weeks while our fiscal year ended December 30, 2001 included 109 restaurant weeks.

Our restaurant sales are comprised almost entirely of the sales of food and beverages. Product costs include the costs of food and beverages. Labor costs include direct hourly and management wages, taxes and benefits for restaurant employees. Direct and occupancy costs include restaurant supplies,

marketing costs, rent, utilities, real estate taxes, repairs and maintenance and other related costs. Depreciation and amortization principally include depreciation on capital expenditures for restaurants. General and administrative expenses are comprised of expenses associated with all corporate and administrative functions that support existing operations, management and staff salaries, employee benefits, travel, information systems and training and market research. Pre-opening costs consist of direct costs related to hiring and training the initial restaurant workforce and certain other direct costs associated with opening new restaurants. Other income and expense includes the cost of interest expense on debt and capital leases, interest income on invested assets and gain or loss on disposal of assets.

Results of Operations

The table below sets forth results of our operations for the years ended December 31, 2000 and December 30, 2001.

	Year Ended December 31, 2000		Year Ended December 30, 2001	
	Amount	Percent	Amount	Percent
Restaurant revenues	$4,105,357	100.0%	$ 8,885,036	100.0%
Restaurant costs:				
Food and beverage	1,214,745	29.6	2,586,800	29.1
Labor	1,351,905	32.9	2,948,245	33.2
Direct and occupancy	982,098	23.9	1,876,572	21.1
Depreciation	239,880	5.9	512,321	5.8
Total restaurant costs	3,788,628	92.3	7,923,938	89.2
Income from restaurant operations	316,729	7.7	961,098	10.8
Pre-opening costs	215,570	5.3	228,358	2.6
General and administrative	404,796	9.9	783,454	8.8
Operating loss	(303,637)	(7.4)	(50,714)	(0.6)
Net other expense	(112,939)	(2.8)	(377,306)	(4.2)
Net loss	$(416,576)	(10.2)%	$ (428,020)	(4.8)%

Results of Operations for the Fiscal Years Ended December 31, 2000 and December 30, 2001

Restaurant Revenues

Our first restaurant, located in St. Cloud, Minnesota, opened in June 1999. Our second restaurant, located in Sioux Falls, South Dakota, opened in December 2000 and our third restaurant, located in Fargo, North Dakota, opened in November 2001. We generated $4,105,357 and $8,885,036 of restaurant revenues during 2000 compared to 2001, respectively. The 116% increase in revenues for 2001 over that of 2000 was attributed principally to the addition of operating units. Our 2000 operations included 55 restaurant weeks compared to 109 restaurant weeks in 2001.

We anticipate that restaurant revenues will vary from quarter to quarter. We anticipate seasonal fluctuations in restaurant revenues due in part to increased outdoor seating and generally favorable weather conditions at all locations during the summer months. However, patio revenues during the third quarter of 2001 were not as favorable as anticipated due to the severe heat in July and August and the cool weather during September. In addition, restaurants typically experience a temporary period of high

revenues immediately following their opening due to increased demand fostered by the publicity surrounding the opening (the "honeymoon effect"). The Sioux Falls location experienced the honeymoon effect during the first quarter of 2001. During the last five weeks of 2001, the Fargo location experienced the honeymoon effect as well. We anticipate the honeymoon effect for Fargo will continue throughout the first quarter of 2002.

Restaurant Costs

Food and Beverage

Our food and beverage cost decreased by 0.5% as a percentage of revenues during 2001 compared to 2000. Despite these relatively flat food and beverage costs, we expect that such costs will vary from quarter to quarter due to numerous variables, including seasonal changes in food costs and guest preferences.

We periodically create new menu offerings in both our craftbrewed beers and our food based upon guest preferences. Such menu modifications typically result in increased food and beverage cost; however, we believe that fulfilling such guest requests builds customer loyalty and encourages repeat business. We also believe that customer preferences for craftbrewed beer, which we can produce at lower cost than beers we purchase for resale, will help offset such increases. In addition, we believe that our purchasing power will increase with the opening of new restaurants.

Labor

Our labor costs increased by 0.3% as a percentage of revenues during 2001 from that experienced in 2000. Minimum wage regulations regarding tipped employees vary from state to state. Lower minimum wage rates for such employees in North and South Dakota have effectively reduced wage costs as a percentage of revenues. However, due to the low rate of unemployment in the Sioux Falls market, turnover has been higher than expected, thereby causing an increase in training costs at that location. We have incurred an increase in management wages paid to retain good employees and ensure high quality guest service. Additionally, increases in the cost of benefits that we provide our employees have increased our labor costs.

We expect that labor costs will vary as we add new locations. Local labor laws and practices, as well as unemployment rates, vary from state to state and will affect our labor costs. In addition, we believe that retention of good employees ensures high quality guest service and reduces hiring and training costs. Such hiring and training cost savings are offset slightly by pay increases as our employees gain more experience with us.

Direct and Occupancy

Our direct and occupancy expenses decreased 2.8% as a percentage of revenues during 2001 from that experienced in 2000. The major components of direct and occupancy expenses are operating supplies, rent, repairs and maintenance, advertising expense and other occupancy costs. A substantial portion of these expenses is fixed or indirectly variable. The decrease we experienced in such costs can be attributed to our decision to eliminate entertainment expense and reduce marketing expense, as well as to higher unit volumes which reduced the fixed and indirectly variable costs as a percentage of revenues.

We believe that the direct and occupancy expenses associated with a newly-opened restaurant will be greater for its first two quarters of operations than what we expect to experience after that time.

This is due, in part, to increased advertising and promotional activities designed to attract and stabilize our guest base.

Depreciation

Depreciation expense increased $272,441 from $239,880 in 2000 to $512,321 in 2001. This increase was due principally to the additional depreciation related to new buildings and equipment at our Sioux Falls and Fargo locations. As a percentage of revenue, depreciation expense decreased from 2000 to 2001 by 0.1%, indicating that revenues generated for our new locations more than offset the related increase in depreciation expense.

Pre-Opening Costs

Pre-opening costs experienced during 2000 related to the opening of our Sioux Falls restaurant while pre-opening costs experienced during 2001 related to the opening of our Fargo restaurant. Pre-opening costs incurred during 2001 exceeded those incurred in 2000 by $12,788. Management believes that with experience, our training team will become more efficient and we will be able to reduce pre-opening expenses for any future locations we may open to approximately $200,000 per unit.

General and Administrative

General and administrative expenses include salaries and benefits associated with our corporate staff that is responsible for overall restaurant quality, future expansion into new locations and financial controls and reporting. Other general and administrative expenses include professional fees, office supplies associated with our centralized accounting system, and travel by our corporate management to the restaurant locations. As a percentage of revenue, our general and administrative expenses decreased 1.1% from 2000 to 2001. General and administrative expenses were $378,658 higher in 2001 compared to 2000. As we have continued to build our infrastructure in order to facilitate our continued growth, we have incurred increased payroll and benefits related expenses. In particular, in April 2001, we hired a corporate controller who is responsible for our day-to-day financial concerns as well as our financial reporting. With multiple operating locations, additional travel and communication costs between operating locations and the corporate office have increased, as well as legal, accounting and investor relations expenses associated with responsibly maintaining a public company. From the inception of our company through December 30, 2001, our executive officers did not receive any monetary compensation from our company as we believe the options issued to these officers in 1999 and 2001 represent reasonable compensation for their services through December 30, 2001. Any compensation payable to them in subsequent years will be determined by our board and will increase our general and administrative expenses.

We expect that general and administrative costs will continue to fluctuate as a percentage of restaurant revenues in the near term as we hire certain additional corporate staff members to adequately sustain operations across multiple locations. The anticipated additional restaurant revenues associated with further expansion are expected to result in greater economies of scale for our corporate expenses in the long-term.

Other Income and Expense

Interest expense net of interest income increased $258,353 during 2001 compared to 2000. Such increases were, due principally to increased debt incurred in the construction of our Fargo, North Dakota location. We recorded a $6,014 loss on an asset we replaced which had not been fully depreciated.

Liquidity and Capital Resources

To date, we have required capital principally for the development, construction and opening of new restaurants. Prior to commencement of restaurant operations in June 1999, our capital requirements were principally funded through private sales of equity. In 1997 and 1998, we sold, through private placements, an aggregate of 1,969,500 shares of common stock for gross proceeds of $1,319,500. From 1997 through the first half of 2000, we also funded our operations through periodic advances from New Brighton Ventures, Inc., an entity owned and controlled by certain members of our executive management. In June 2000, we sold, through our initial public offering, an aggregate of 1,000,000 units for gross proceeds of $4,125,000. We have also obtained additional financing through building and equipment lease obligations.

Our operating activities provided $505,683 of net cash during 2001. Using certain net proceeds from our initial public offering, leases aggregating $793,125, a note payable of $1,500,000 entered into in July 2001 and advances from a related party of $100,000, we purchased:

- $447,327 of equipment primarily for our Sioux Falls location,
- expended $3,355,128 toward the construction of our Fargo location,
- made payments on our capital lease obligations and debt owed to related parties in the amounts of $186,234 and $6,627, respectively, and
- paid $157,584 for loan fees, a portion of our Fargo liquor license and activity related to pending trademarks and our application for patent protection.

During 2000, our operating activities provided $134,378 of net cash. Using net cash provided by operations and net proceeds from our initial public offering aggregating $3,282,216, we purchased equipment totaling $1,532,028, purchased a liquor license for the Sioux Falls restaurant using $152,665, and made net payments on other debt of $201,188. In addition, we had invested excess cash of $674,945 in short-term investments with staggered maturity dates designed to correspond with the construction and opening needs of our Sioux Falls restaurant.

On January 18, 2001, we entered into a ground lease for property located adjacent to the West Acres Mall in Fargo and initiated construction of a 9,720 square foot restaurant. The sources for development and construction of the restaurant included:

- our own funds,
- a $750,000 sale-leaseback of the Sioux Falls equipment, entered into in June 2001, maturing in 2008 and bearing interest at 9.0% annually, and
- a $1.5 million loan from an independent financial institution, the proceeds of which were used to pay construction costs.

The above-referenced loan matures on February 19, 2007 and bears interest at the rate of 8.75% per annum. The loan agreement and related loan documentation contain other customary terms and conditions. The loan is secured by a leasehold mortgage, a security agreement granting to the bank a first security interest in the lease and all of our inventory, accounts, general intangibles, equipment, furniture, fixtures, and other personal property of our company pertaining to the project, an assignment of leases and rents and guaranties by three of our directors. The loan agreement with the bank includes customary

covenants, including a limitation on our ability to incur additional indebtedness, other than ordinary trade debt, make investments in other persons or make distributions or dividends.

Steven J. Wagenheim, our chief executive officer and a director, William E. Burdick, our chairman and a director, and Arthur E. Pew III, a director, guaranteed the $1.5 million loan referred to above. In connection with their guaranties of the loan, these guarantors and our company entered into an Agreement Concerning Guaranty which provides, among other things, that our company, Mr. Wagenheim and Mr. Burdick, jointly and severally, agree to indemnify and hold Mr. Pew harmless from any liabilities which he may claim by reason of his guaranty of our indebtedness, and that we will indemnify Mr. Wagenheim and Mr. Burdick from any liabilities they may incur by reason of their guaranties of our indebtedness. We have further agreed that we will not, without Mr. Pew's consent, modify the terms and conditions of the loan, default in payment of obligations under the loan agreement or incur additional indebtedness other than indebtedness under the loan, ordinary trade debt or other indebtedness incurred in the ordinary course of business, not to exceed $100,000 at any time. The agreement also contains other customary covenants and a covenant that we will use our best efforts to refinance the $1.5 million of indebtedness by January 1, 2006 and to use our best efforts to obtain a release of Mr. Pew from the guaranty by that date. If we have not released Mr. Pew from the obligation by January 1, 2006, we are obligated to pay him a monthly guaranty fee beginning in February 2006 in the amount of $1,000, until he is released from the obligation.

We intend to pursue a disciplined expansion strategy in markets where we believe our concept will have broad appeal and attractive restaurant-level economics. However, the development of any additional Granite City locations will require us to obtain additional financing. The amount of financing required for new stores depends upon the definitive locations, leasehold improvement costs, construction costs and the type of transactions pursuant to which we establish new locations. We cannot assure you that financing needed to pursue our expansion strategy will be available on terms acceptable or favorable to us, or at all. We are considering various ways to obtain such financing, including the sale of debt or equity securities, or some combination thereof, as well as possible partnerships with investors. Without such financing, our expansion strategy will be unachievable.

Seasonality

We expect that our sales and earnings will fluctuate based on seasonal patterns. We anticipate that our highest sales and earnings will occur in the second and third quarters due to the milder climate and availability of outdoor seating during those quarters in our existing and proposed markets.

Inflation

Inflation in food, labor, real estate and construction costs can significantly affect our operations. A large number of our restaurant personnel are paid at rates based on the applicable minimum wage, and increases in the minimum wage directly affect our labor costs. Although we believe we have experienced increased building costs due to inflation, to date, inflation has not had a material impact on our operating results.

Cautionary Statement

Founders Food & Firkins Ltd., or persons acting on our behalf, or outside reviewers retained by us making statements on our behalf, or underwriters of our securities, from time to time, may make, in writing or orally, "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995. This Cautionary Statement, when used in conjunction with an identified forward-looking statement, is for the purpose of qualifying for the "safe harbor" provisions of the Litigation Reform Act

and is intended to be a readily available written document that contains factors which could cause results to differ materially from such forward-looking statements. These factors are in addition to any other cautionary statements, written or oral, which may be made, or referred to, in connection with any such forward-looking statement.

The following matters, among others, may have a material adverse effect on our business, financial condition, liquidity, results of operations or prospects, financial or otherwise. Reference to this Cautionary Statement in the context of a forward-looking statement or statements shall be deemed to be a statement that any one or more of the following factors may cause actual results to differ materially from those in such forward-looking statement or statements.

We may be unable to fund our significant future capital needs and we may need additional funds sooner than anticipated. To finance our expansion plans, we require funds for capital expenditures, pre-opening costs and to offset negative cash flow related to new restaurant openings. We may not be able to obtain additional future financing on acceptable terms. If financing is not available, we will have to curtail projected growth, which could materially adversely affect our business, financial condition, operating results and cash flows. We propose to raise capital from private sources. Depending upon the price at which we issue securities to fund expansion, your holdings may be diluted. Specifically, our future expansion may be delayed or curtailed:

- if future cash flows from operations fail to meet our expectations
- if costs and capital expenditures for new restaurant development exceed anticipated amounts
- if we incur unanticipated expenditures related to our operations
- if we are unable to obtain acceptable lease or sale-leaseback financing of restaurants
- if landlord contributions, financing and other incentives are lower than expected
- if we are required to reduce prices to respond to competitive pressures

We cannot predict whether we will be able to achieve or sustain revenue growth, profitability or positive cash flow. Our operating experience has not been long enough for us to know whether we can achieve and sustain profitable operations and positive cash flow. Our operating results can be affected by changes in guest tastes, the popularity of handcrafted beers, economic conditions in secondary markets, and the level of competition in our markets.

Our business could be materially adversely affected if we are unable to expand in a timely and profitable manner. To continue to grow, we must open new restaurants on a timely and profitable basis. We may experience delays in restaurant openings which could materially adversely affect our business, financial condition, operating results and cash flows. Our ability to expand successfully depends upon a number of factors, some of which are beyond our control, including:

- identification and availability of suitable restaurant sites
- competition for restaurant sites
- negotiation of favorable build-to-suit leases and sale-leaseback agreements
- management of construction and development costs of new restaurants
- availability of financing for the purchase or lease of restaurant and brewing equipment and leasehold improvements
- securing required governmental approvals, licenses and permits
- recruitment of qualified operating personnel, particularly brewing staff and kitchen managers
- competition in new markets

In addition, we contemplate entering new geographic markets in which we have no operating experience. These new markets may have demographic characteristics, competitive conditions, consumer tastes and discretionary spending patterns different than those present in our existing markets, which may cause our new restaurants to be less successful than our existing restaurants.

We may not be able to achieve and manage planned expansion. We face many business risks associated with our proposed growth, including the risk that our existing management, information systems and financial controls will be inadequate to support our planned expansion. We cannot predict whether we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and these systems and controls. If we fail to continue to improve management, information systems and financial controls, or if we encounter unexpected difficulties during expansion, our business, financial condition, operating results and cash flows could be materially adversely affected.

Unanticipated costs or delays in the development or construction of our restaurants could prevent our timely and cost-effective opening of new restaurants. We lease two of our three existing restaurants on a build-to-suit basis. We depend upon contractors and real estate developers to construct our restaurants. After developers construct our restaurants, we invest heavily in leasehold improvements for completion of our restaurants. Many factors could adversely affect the cost and time associated with our development of restaurants, including:

- labor disputes
- shortages of materials and skilled labor
- adverse weather
- unforeseen construction problems
- environmental problems
- zoning problems
- federal, state and local government regulations
- modifications in design
- other unanticipated increases in costs

Any of these factors could give rise to delays or cost overruns which may prevent us from developing additional restaurants within anticipated budgets and expected development schedules. Any such failure could have a material adverse effect on our business, financial condition, operating results and cash flows.

Because the value of our business depends primarily upon intangible assets, such as our business concept and development strategy, the value of your investment could decrease significantly in the event of liquidation. Because we do not own the real estate at any of our existing locations, we do not own the buildings at two of our three existing locations and we do not plan to own the real estate or buildings in which our future restaurants will be located beyond the period of initial construction, our tangible assets mainly consist of inventory and equipment that we own. Until we establish a history of earnings, the value of our business that could be realized upon liquidation is comprised of intangible assets, including our business concept, development strategy, intellectual property, trademarks, goodwill and employee know-how. If our business is not successful, the value of our intangible assets could decrease significantly. The value of your investment could decrease as a result.

We may redeem the Class A Warrants at a price less than market value. We may redeem the Class A Warrants at $0.01 per share if the closing bid price of our common stock exceeds $6.25 per share, subject to adjustment, for 45 consecutive trading days. We must give you 20 days written notice of

such redemption. If we redeem the Class A Warrants you will lose your right to exercise the Class A Warrants except during the 20 day redemption period. Redemption of the Class A Warrants could force you to exercise the Class A Warrants at a time when it may be disadvantageous for you to do so or to sell the Class A Warrants at the then current market price or accept the redemption price, which could be substantially less than the market value of the Class A Warrants at the time of redemption.

If we do not maintain our Nasdaq listing, you may have difficulty reselling your units, common stock or Class A Warrants. We will need to maintain certain financial and corporate governance qualifications to keep our units, common stock and Class A Warrants listed on Nasdaq. We cannot assure you that we will at all times meet the criteria for continued listing on the Nasdaq SmallCap Market. If we fail to maintain such qualifications, including a minimum bid price for our common stock of $1.00, our securities may be delisted. In the event of delisting, trading, if any, would be conducted in the over-the-counter markets in the so-called "pink sheets" or the National Association of Securities Dealers, Inc. "Electronic Bulletin Board." In addition, our securities would become subject to the SEC's "penny stock rules." The penny stock rules would impose additional requirements on broker-dealers who effect trades in our securities, other than trades with their established customers and accredited investors. Consequently, the delisting of our securities and the applicability of the penny stock rules may adversely affect the ability of broker-dealers to sell our securities, which may adversely affect your ability to resell our securities. If any of these events take place, you may not be able to sell as many securities as you desire, you may experience delays in the execution of your transactions and our securities may trade at a lower market price than they otherwise would.

Fluctuations in our operating results may result in decreases in the price of our securities. Our operating results will fluctuate significantly because of several factors, including the timing of new restaurant openings and related expenses, profitability of new restaurants, increases or decreases in comparable restaurant sales, general economic conditions, consumer confidence in the economy, changes in consumer preferences, competitive factors and weather conditions. Consequently, our operating results may fall below the expectations of public market analysts and investors. In that event, the price of our securities would likely decrease.

Changes in consumer preferences or discretionary consumer spending could negatively impact our results. Our restaurants feature handcrafted beers brewed and served in a casual dining atmosphere. Our continued success depends, in part, upon the popularity of micro-brewed beers and casual, broad menu restaurants. Shifts in consumer preferences away from these beers and this dining style could materially adversely affect our future profitability. There has been a decline in alcohol consumption nationally over the past decade. If this trend continues, our sales and profitability could be adversely affected. Also, our success depends to a significant extent on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce guest traffic or impose practical limits on pricing, either of which could materially adversely affect our business, financial condition, operating results and cash flows.

Our founders could leave our company at any time, impairing our development and profitability. We depend heavily on our founders for the development and implementation of our restaurant-microbrewery concept. As we expand our operations, we will have a continuing need to attract and retain qualified people, including management personnel. The departure of key people could adversely affect our development and profitability.

We may be unable to recruit, motivate and retain qualified employees. Our success depends, in part, upon our ability to attract, motivate and retain a sufficient number of qualified employees, including trained brewing personnel, restaurant managers, kitchen staff and wait staff, to keep pace with

our expansion schedule. As we experienced in connection with the opening of our Sioux Falls location, qualified individuals needed to fill these positions could be in short supply in one or more of our markets. Our inability to recruit, motivate and retain such individuals may delay the planned openings of new restaurants or result in high employee turnover in existing restaurants, either of which could have a material adverse effect on our business, financial condition, operating results and cash flows. Additionally, competition for qualified employees could require us to pay higher wages and provide additional benefits to attract sufficient employees, which could result in higher labor costs.

We may be unable to obtain and maintain the licenses and permits required for the brewing of beer and the sale of beer and liquor. A significant percentage of our revenues is derived from the sale of beer and liquor. Total on site sales of alcoholic beverages accounted for approximately 21% of our revenue with on site sales of our craftbrewed beer accounting for approximately 11% of our revenue for the year ended December 30, 2001. We must comply with federal licensing requirements imposed by the United States Department of Treasury, Bureau of Alcohol, Tobacco and Firearms, as well as licensing requirements of states and municipalities where we operate restaurants. Failure to comply with federal, state or local regulations could cause our licenses to be revoked or force us to cease brewing and selling our beer. Typically, licenses must be renewed annually and may be revoked and suspended for cause at any time. Additionally, state liquor and brewing laws may prevent or impede our expansion into certain markets. Although we have not experienced, and do not anticipate, any significant problems in obtaining required licenses, permits or approvals, any delays or failures to obtain required licenses, permits or approvals could delay or prevent our expansion in a particular area.

Our operations depend upon governmental licenses or permits and we may face liability under dram shop statutes. Our business depends upon obtaining and maintaining required food service, liquor and brewing licenses for each of our restaurants. If we fail to hold all necessary licenses, we may be forced to delay or cancel new restaurant openings and close or reduce operations at existing locations. In addition, our sale of alcoholic beverages subjects us to "dram shop" statutes in some states. These statutes allow an injured person to recover damages from an establishment that served alcoholic beverages to an intoxicated person. If we receive a judgment substantially in excess of our insurance coverage, or if we fail to maintain our insurance coverage, our business, financial condition, operating results and cash flows could be materially and adversely affected.

Our existing shareholders have significant control which could reduce your ability to receive a premium for your shares through a change in control. As of December 30, 2001, our principal shareholder, Brewing Ventures LLC, owned approximately 43.7% of our common stock. In addition, certain directors of our company and owners of more than 5% of our common stock purchased an aggregate of 274,172 units sold in our initial public offering. As a result, they may be able to control our company and direct our affairs, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also delay, defer or prevent a change in control of our company, and make some transactions more difficult or impossible without their support. These transactions might include proxy contests, tender offers, open market purchase programs or other share purchases that could give our shareholders the opportunity to realize a premium over the then prevailing market price of our common stock. As a result, this concentration of ownership could depress our stock price.

If we do not maintain the effectiveness of our initial public offering prospectus you will be unable to exercise your Class A Warrants. You will be able to exercise the Class A Warrants only if a current prospectus relating to the shares underlying the Class A Warrants is then in effect and only if such securities are qualified for sale or exempt from qualification under the applicable securities laws of the state in which you reside. We will use our best efforts to (a) maintain the effectiveness of a current prospectus covering the shares underlying the Class A Warrants and (b) maintain the registration of such

shares under the securities laws of the states in which we initially qualified the units for sale in our initial public offering. We cannot assure you that we will actually be able to do so. We cannot issue shares to you upon exercise of your Class A Warrants if the prospectus covering the shares is not kept effective or if the exercise of the Class A Warrants is not qualified or exempt from qualification in the state where you reside.

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Founders Food & Firkins Ltd.
St. Louis Park, Minnesota

We have audited the accompanying balance sheets of Founders Food & Firkins Ltd. as of December 31, 2000 and December 30, 2001, and the related statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2000 and 2001 financial statements referred to above present fairly, in all material respects, the financial position of Founders Food & Firkins Ltd. as of December 31, 2000 and December 30, 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Schechter, Dokken, Kanter, Andrews & Selcer Ltd.

January 30, 2002
Minneapolis, Minnesota

FOUNDERS FOOD & FIRKINS LTD.

BALANCE SHEETS

	December 31, 2000	December 30, 2001
Assets:		
Current assets:		
Cash	$ 963,541	$ 384,394
Short-term investments	674,945	-
Inventory	86,089	115,978
Prepaids and other	56,053	115,857
Total current assets	1,780,628	616,229
Property and equipment, net	6,494,213	9,664,318
Liquor licenses and other	183,559	341,143
Total assets	$ 8,458,400	$ 10,621,690
Liabilities and shareholders' equity:		
Current liabilities:		
Accounts payable	$ 788,138	$ 816,618
Accrued expenses	386,810	749,376
Due to related parties	6,627	100,000
Long-term debt, current portion	-	26,335
Capital lease obligations, current portion	129,753	238,548
Total current liabilities	1,311,328	1,930,877
Long-term debt, net of current portion	-	1,473,665
Capital lease obligations, net of current portion	3,463,641	3,961,737
Total liabilities	4,774,969	7,366,279
Shareholders' equity:		
Common stock, $.01 par value, 90,000,000 shares authorized; 3,807,350 shares issued and outstanding	38,074	38,074
Additional paid-in capital	4,416,358	4,416,358
Accumulated deficit	(771,001)	(1,199,021)
Total shareholders' equity	3,683,431	3,255,411
Total liabilities and shareholders' equity	$ 8,458,400	$ 10,621,690

See notes to financial statements.

FOUNDERS FOOD & FIRKINS LTD.

STATEMENTS OF OPERATIONS

	Year Ended	
	December 31, 2000	December 30, 2001
Restaurant revenues	$ 4,105,357	$ 8,885,036
Restaurant costs:		
Food and beverage	1,214,745	2,586,800
Labor	1,351,905	2,948,245
Direct and occupancy	982,098	1,876,572
Depreciation	239,880	512,321
Total restaurant costs	3,788,628	7,923,938
Income from restaurant operations	316,729	961,098
Pre-opening costs	215,570	228,358
General and administrative	404,796	783,454
Operating loss	(303,637)	(50,714)
Other income and expense:	-	
Interest:		
Income	83,758	30,600
Expense	(196,697)	(401,892)
Loss on disposal of asset		(6,014)
Net other expense	(112,939)	(377,306)
Net loss	$ (416,576)	$ (428,020)
Loss per common share, basic and diluted	$ (0.14)	$ (0.11)
Weighted average shares outstanding, basic and diluted	2,981,421	3,807,350

See notes to financial statements.

FOUNDERS FOOD & FIRKINS LTD.

STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock Number of shares	Par value	Additional paid-in capital	Accumulated deficit	Total
Balance on December 27, 1999	1,969,500	$ 19,695	$ 1,160,886	$ (354,425)	$ 826,156
Proceeds from Initial Public Offering, net of offering costs	1,000,000	10,000	3,263,751		3,273,751
Exercise of warrant	1,000,000	10,000	740,000		750,000
Shares tendered to exercise warrant	(187,500)	(1,875)	(748,125)		(750,000)
Exercise of warrant by tendering warrants	25,350	254	(254)		
Sale of warrants to underwriter			100		100
Net loss				(416,576)	(416,576)
Balance on December 31, 2000	3,807,350	38,074	4,416,358	(771,001)	3,683,431
Net loss				(428,020)	(428,020)
Balance on December 30, 2001	3,807,350	$ 38,074	$ 4,416,358	$ (1,199,021)	$ 3,255,411

See notes to financial statements.

FOUNDERS FOOD & FIRKINS LTD.

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2000	Year Ended December 30, 2001
Cash flows from operating activities:		
Net loss	$ (416,576)	$ (428,020)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	239,880	512,321
Loss on disposal of asset	-	6,014
Decrease (increase) in:		
Inventory	(50,057)	(29,889)
Prepaids and other	(27,479)	(59,804)
Increase (decrease) in:		
Accounts payable	177,057	164,379
Accrued expenses	211,553	340,682
Net cash provided by operating activities	134,378	505,683
Cash flows from investing activities:		
Purchase of:		
Property and equipment	(1,532,028)	(3,802,455)
Liquor license & intangibles	(152,665)	(157,584)
(Purchase) redemption of short-term investments	(674,945)	674,945
Net cash used in investing activities	(2,359,638)	(3,285,094)
Cash flows from financing activities:		
Due to related parties	(75,374)	(6,627)
Payments on capital lease obligations	(125,814)	(186,234)
Proceeds from:		
Related parties	-	100,000
Issuance of common stock	3,282,216	-
Sale of warrants to underwriter	100	-
Debt financing	-	1,500,000
Capital lease	-	793,125
Net cash provided by financing activities	3,081,128	2,200,264
Net increase (decrease) in cash	855,868	(579,147)
Cash, beginning	107,673	963,541
Cash, ending	$ 963,541	$ 384,394

See notes to financial statements.

FOUNDERS FOOD & FIRKINS LTD.

STATEMENTS OF CASH FLOWS

	Year Ended	
	December 31, 2000	December 30, 2001
Supplemental disclosure of cash flow information:		
Cash paid for:		
Income taxes (refund)	$ (5,371)	
Interest	$ 204,668	$ 400,586
Supplemental schedule of non-cash investing and financing activities:		
Building acquired under capital lease obligation	$ 1,477,500	
Equipment purchased and included in accounts payable	$ 490,497	$ 114,015
Common stock tendered in lieu of payment to exercise warrant	$ 750,000	
Warrants tendered in lieu of payment to exercise warrant	$ 254	

See notes to financial statements.

FOUNDERS FOOD & FIRKINS LTD.

NOTES TO FINANCIAL STATEMENTS

December 31, 2000 and December 30, 2001

1. Nature of business:

Founders Food & Firkins Ltd. (the Company) was formed to develop and operate casual dining restaurants featuring on-premise breweries. The Company is developing these restaurant-microbreweries, known as the Granite City Food & Brewery™, in selected markets throughout the United States. The theme is casual dining with a wide variety of menu items that are prepared fresh daily, combined with freshly brewed hand-crafted beers made on-premise. The first facility, located in St. Cloud, Minnesota, opened in July 1999. The second facility, located in Sioux Falls, South Dakota, opened in December 2000 and a third facility located in Fargo, North Dakota, opened November 2001.

Subject to obtaining adequate financing, the Company's current expansion strategy focuses on development of restaurants in markets where management believes the Company's concept will have broad appeal and attractive restaurant-level economics. The Company also intends to explore off-premise sales of its hand-crafted beers through the supervised use of contract brewers.

2. Summary of significant accounting policies:

Cash:

The Company maintains its cash at financial institutions in Minnesota and South Dakota. At times, the bank balance exceeds limits insured by Federal agencies.

Short-term investments:

The held-to-maturity short-term investments consisted of certificates of deposit with a financial institution in Minneapolis, Minnesota. They bore interest rates averaging 6.6% and had maturities through March 2001.

Inventory:

Inventory, consisting of food, beverages, and retail items, is stated at the lower of cost or market and determined using the first-in, first-out (FIFO) method.

Property and equipment:

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated over the length of the related lease. Depreciation is computed on the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Amortization of assets acquired under capital lease is included in depreciation expense.

2. Summary of significant accounting policies (continued):

The estimated useful lives are as follows:

Computer software	3 years
Furniture and restaurant equipment	8 years
Brewery equipment	20 years
Building and leasehold improvements	20 years

Intangible assets:

Intangible assets consist of deferred financing fees and trademarks. Deferred financing fees are amortized straight-line over the term of the financing agreements while the costs related to trademarks are amortized over the expected lives of such trademarks. Amortization for trademarks is straight-line over the expected life. Amortization expense of $818 and $6,487 are included as general and administrative expenses for the years ending December 31, 2000 and December 30, 2001, respectively.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments:

At December 31, 2000 and December 30, 2001, the fair value of cash, short-term investments, inventory and accounts payable approximate their carrying value due to the short-term nature of the instruments. The fair value of the capital lease obligations is estimated at its carrying value based upon current rates available to the Company.

Earnings (loss) per share:

Basic earnings (loss) per common share are based on the weighted average number of common shares outstanding in each year. Diluted earnings (loss) per common share assume that outstanding common shares were increased by shares issuable upon exercise of stock options and warrants for which market price exceeds exercise price, less shares which could have been purchased by the Company with related proceeds.

Stock options and warrants of 446,020 at December 31, 2000 and 1,824,150 at December 30, 2001 were not used in the calculation of diluted earnings (loss) per share because they were anti-dilutive.

Advertising costs:

Advertising costs are expensed as incurred. Total amounts incurred during the years ended December 31, 2000 and December 30, 2001 were $61,000 and $66,810, respectively.

FOUNDERS FOOD & FIRKINS LTD.

NOTES TO FINANCIAL STATEMENTS

December 31, 2000 and December 30, 2001

2. Summary of significant accounting policies (continued):

Stock compensation:

The Company accounts for its stock-based compensation awards to employees under Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and discloses the required pro forma effect on net loss as recommended by Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation.*

Fiscal year:

The Company's fiscal year ends on the last Sunday in December.

Reclassifications:

Certain reclassifications have been made to the 2000 financial statements in order for them to conform to the presentation of the 2001 financial statements. These reclassifications have no effect on the accumulated equity (deficit) or the net income (loss) previously reported.

3. Related parties:

New Brighton Ventures, Inc. is an entity controlled by certain owners of Brewing Ventures LLC, a principal shareholder of the Company. On November 14, 2001, the Company signed an unsecured promissory note for $100,000 from New Brighton Ventures, Inc. The proceeds of this note were used to pay capital expenditures related to the development of the Fargo location which were not covered in the financings referenced in Notes 1 and 5 to the financial statements. The principal of this loan is due and payable 30 days following demand for payment. Until such time demand is made, the Company is required to pay monthly installments of accrued interest only. As of December 30, 2001, the full principal balance of $100,000 and $443 of accrued interest remained due to New Brighton Ventures, Inc.

The Company had a Management Agreement with Brewing Ventures LLC to provide consulting services for the development and execution of the Company's restaurant-microbrewery concept. The Management Agreement was terminated in July 1999 and no further expenses were incurred. Due to related parties includes $6,627 at December 31, 2000 for the management fees.

4. Property and equipment:

	December 31, 2000	December 30, 2001
Building	$ 3,035,959	$ 3,035,959
Leasehold improvements	1,855,594	4,176,419
Equipment and furniture	1,955,895	3,326,295
	6,847,448	10,538,673
Less accumulated depreciation	353,235	874,355
	$ 6,494,213	$ 9,664,318

5. **Long-Term Debt:**

In July 2001, the Company obtained a $1,500,000 loan from an independent financial institution, the proceeds of which were used to pay a portion of the construction and equipment costs for the Fargo location. The loan bears interest at the rate of 8.75% per annum and monthly interest and principal payments are based upon a 20 year amortization schedule with the final payment of accrued interest and principal due February 2007. As of December 30, 2001, the balance of this promissory note was $1,500,000. The loan is secured by a leasehold mortgage, a security agreement granting to the bank a first security interest in the lease and all of the Company's inventory, accounts, general intangibles, equipment, furniture, fixtures, and other personal property of the Company pertaining to the project, an assignment of leases and rents and guaranties by three of the Company's directors. The loan agreement with the bank includes customary covenants, including a limitation on the Company's ability to incur additional indebtedness, other than ordinary trade debt, make investments in other persons or make distributions or dividends.

Future maturities of this long-term debt are as follows:

Year ending:	
2002	$ 26,335
2003	31,016
2004	33,509
2005	36,980
2006	40,397
Thereafter	1,331,763
	$ 1,500,000

During the year ended December 30, 2001, the Company incurred $28,647 in interest expense related to this promissory note.

6. Leases

The Company leases land and buildings under agreements expiring in 2019 and 2020 with renewable options for additional periods plus percentage rent based upon restaurant sales. The land portions of the lease agreements are classified as operating leases because the fair value of the land was more than 25% of the leased property at the inception of each lease. The scheduled rent increases for the land during the life of each lease are recognized on a straight-line basis. The building portions of the leases are classified as capital leases because their present value is greater than 90% of the estimated fair value. In addition, the Company entered sale-leaseback agreements of the equipment and leasehold improvements at St. Cloud and Sioux Falls in June 2001 and a lease for equipment under agreements expiring in 2008. Two executive officers that are also members of the Board of Directors of the Company, have personally guaranteed these leases. Included in property and equipment are the following assets held under capital leases:

	December 31, 2000	December 30, 2001
Building	$ 3,035,959	$ 3,035,959
Leasehold improvements & Equipment	750,000	1,546,657
	3,785,959	4,582,616
Less accumulated depreciation	171,404	371,618
	$ 3,614,555	$ 4,210,998

In January 2001, the Company entered into a 20 year operating lease for land in Fargo, North Dakota on which the Company built its third restaurant-microbrewery. Under the lease terms, the Company is obligated to annual rent of $72,000 plus percentage rent based upon restaurant sales. Obligations under the lease began on November 20, 2001, the date the restaurant opened for business and will continue for 20 years thereafter. In addition to the land leases, the Company has also entered into operating leases expiring through 2005 for various equipment items.

Rental expense for the years ended December 31, 2000 and December 30, 2001 was $150,994 and $257,252, respectively. Included in rent expense at December 31, 2000 and December 30, 2001, is $66,333 and $42,725, of contingency rental expense based upon restaurant sales, respectively. Contingent rent is accrued based on estimates of probable levels of revenue during the contingency period.

6. Leases (continued):

Minimum future lease payments under all leases as of December 30, 2001 are:

Year ended	Capital leases	Operating leases
2002	$ 598,879	$ 254,683
2003	625,529	270,124
2004	627,015	269,966
2005	621,919	265,423
2006	552,922	270,331
Thereafter	4,920,080	3,894,953
Total minimum lease payments	7,946,344	$ 5,225,480
Less amount representing interest	3,746,059	
Present value of net minimum lease payments	4,200,285	
Less current portion	238,548	
Long-term portion of obligations	$ 3,961,737	

The interest rates on the two land and building leases are 7.75% and 11% and are adjusted every five years based on a premium above the five year average Treasury rate. The building improvements and equipment leases include interest at 9.7% with that interest rate being adjusted after five years to prime plus 2% on $750,000, interest at 9.0% with that rate being adjusted after three and one-half years to prime plus 2% on $750,000, and interest at 9.5% on $46,657. Interest expense on these leases was $197,000 and $367,721 for the years ending December 31, 2000 and December 30, 2001, respectively. Total future minimum lease payments do not include contingent rentals that are based on restaurant sales.

7. Income taxes:

The income tax provision consists of the following:

	Year ended December 31, 2000	Year ended December 30, 2001
Deferred income taxes:		
Federal	$ 56,552	$ 52,117
State	41,132	37,834
Deferred income tax benefits	97,684	89,951
Valuation allowance	(97,684)	(89,951)
Total income tax provision (expense)	$ 0	$ 0

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse. Temporary differences giving rise to the deferred tax asset consist primarily of the excess of organizational costs and pre-opening costs for financial reporting purposes over the amount for tax purposes and net operating loss carryforwards. Temporary differences giving rise to the deferred tax liability consist primarily of the excess of depreciation expense for tax purposes over the amount for financial reporting purposes.

At December 31, 2000 and December 30, 2001, for income tax return purposes, the Company has net operating loss carryforwards of approximately $460,000 and $1,180,000 respectively, available to offset future taxable income. If not used, these carryforwards will begin to expire in 2020. Deferred taxes are calculated using enacted tax rates of 15% for federal and 9.8% for state.

7. Income taxes (continued):

The components of deferred tax assets and liabilities are as follows:

	December 31, 2000	December 30, 2001
Pre-opening costs	$ 53,914	$ 78,274
Depreciation	(59,303)	(77,575)
Net operating loss carryforwards	191,238	275,101
Net deferred tax assets	185,849	275,800
Valuation allowance	(185,849)	(275,800)
Net deferred tax assets net of valuation allowance	$ 0	$ 0

The Company has determined, based upon the history of the Company, that there is the probability that future taxable income may be insufficient to fully realize the deferred tax assets. The Company has determined that a full deferred tax valuation allowance is needed at this time.

8. Commitments and contingencies:

Employment agreements:

On December 14, 1999, the Company entered into employment agreements with two officers, both of whom are directors of the Company. The agreements stated that no monetary compensation would be received by the officers during fiscal year 2000, and that salaries would be established in 2001. In lieu of salaries, the Company believes the options issued to the two officers represent reasonable compensation for their services throughout the term of the employment agreements based upon a compensation survey for similar sized organizations. The agreements include change in control provisions that would entitle each of the officers to receive severance pay equal to 18 months of salary if there is a change in control in the Company and employment terminates. The maximum contingent liability under these agreements is not determinable as no monetary compensation has been established. The employment agreements also provide for severance benefits and other employment benefits. The initial term of the employment agreements is from December 14, 1999 through January 1, 2002. When the initial term expires, the agreements are automatically extended for six-month periods unless the officer or the Company provides notice of intention not to renew at least thirty days prior to the expiration of the current or any extension term. As of January 1, 2002, no such notice of intention not to renew was provided and the agreement was extended for six months.

9. Common stock warrants:

In connection with its initial public offering, the Company sold 1,000,000 units, each unit consisting of one share of common stock and one redeemable Class A warrant. Each Class A warrant entitles the holder to purchase one share of common stock at an exercise price of $5.00 per share. The warrants expire on June 6, 2005.

As part of the Company's initial public offering, the Company sold to the underwriter, for $100, a stock purchase warrant for the purchase of 100,000 units exercisable at $4.95 per share after June 6, 2001. The exercise price and the number of units may be subject to adjustment pursuant to anti-dilution provisions. The warrant also provides for a cashless exercise provision.

As part of the agreement for leasing the initial restaurant, the lessor was issued warrants to purchase 45,000 shares of common stock exercisable at $1.25 per share during the initial three years of the lease term. The warrants expire June 27, 2002.

As part of the sale of common stock in 1997 and 1998, the Company sold to its private placement agent, for $50, a stock purchase warrant for the purchase of 111,950 shares of common stock at $1 per share. On June 6, 2000, affiliates of the private placement agent exercised 33,800 warrants on a cashless basis. The remaining warrants expire in February 2003.

On December 1, 1999, the Company entered into an agreement with Brewing Ventures LLC pursuant to which Brewing Ventures LLC would exercise in full its warrant to purchase 1,000,000 shares of common stock at an exercise price of $0.75 per share, by tendering to the Company as the exercise price, in lieu of a cash payment, 187,500 shares of common stock owned by Brewing Ventures LLC. Brewing Ventures LLC exercised its warrant in June 2000 and the tendered shares were canceled and became a part of the Company's authorized, unissued shares.

9. Common stock warrants (continued):

A summary of the status of the Company's stock warrants are presented in the table below:

	Number of common stock shares	Weighted average price per share	Warrants exercisable
Outstanding December 26, 1999	1,156,950	$ .80	1,156,950
Issued	1,100,000	5.00	
Exercised	1,033,800	.76	
Outstanding December 31, 2000	1,223,150	$ 4.60	123,150
Issued	-	-	
Exercised	-	-	
Outstanding December 30, 2001	1,223,150	$ 4.60	1,223,150

10. Stock option plans:

In July 1997, the Company adopted the Founders Food & Firkins Ltd. 1997 Stock Option Plan for employees and non-employees, including consultants to the Company, to purchase up to a maximum of 400,000 shares of the Company's common stock. Options will be granted at 100% of fair market value, or in the case of incentive stock options granted to employees owning more than 10% of the Company's outstanding voting stock, at 110% of fair market value. Options are exercisable for no more than ten years from the date of the option, or five years in the case of incentive options granted to employees owning more than 10% percent of outstanding stock.

In addition, the Company has reserved 360,000 shares of common stock for issuance under the 1997 Director Stock Option Plan. Under this plan, as modified, the Company will automatically grant an option to each outside director on the date such person becomes a director for the purchase of 15,000 shares of common stock and thereafter on each successive anniversary of the grant of the first option for the purchase of 15,000 shares. Each option will be exercisable for five years from the date of the option. Options will be granted at fair market value.

10. Stock option plans (continued):

A summary of the status of the Company's stock options as of December 31, 2000 and December 30, 2001 and changes during the years ending on those dates is presented below:

	December 31, 2000		December 30, 2001	
Fixed Options	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	90,000	$ 3.84	357,000	$ 3.84
Granted	267,000	4.00	248,000	1.68
Exercised	-	-	-	-
Forfeited		-	4,000	4.00
Outstanding at end of period	357,000	$ 3.84	601,000	$ 2.95
Options exercisable at period end	120,000	$ 3.51	406,000	$ 2.91

The following table summarizes information about stock options outstanding at December 30, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options Outstanding 12/30/01	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options Exercisable 12/30/01	Weighted Average Exercise Price
$1.00 - $2.00	238,000	8.3 years	$ 1.50	179,000	$ 1.58
$2.01 - $3.00	20,000	9.3 years	$ 2.30	5,000	$ 2.30
$3.01 - $4.00	343,000	6.9 years	$ 3.99	222,000	$ 3.99
Total	601,000	7.6 years	$ 2.95	406,000	$ 2.91

10. Stock option plans (continued):

The Company accounts for stock-based compensation using the intrinsic value method prescribed by APB Opinion No. 25 and related interpretations. No compensation cost has been recognized for options issued to employees under the Plans when the exercise price of the options granted are at least equal to the fair value of the common stock on the date of grant. Had compensation costs for these plans been determined consistent with SFAS No. 123, the Company's net loss and net loss per common share would have been increased to the following pro forma amounts for:

	Year ended	
	December 31, 2000	December 30, 2001
Net loss:		
As reported	$ (416,576)	$ (428,020)
Pro forma	$ (614,462)	$ (900,934)
Net loss per common share, basic and diluted:		
As reported	$ (0.14)	$ (0.11)
Pro forma	$ (0.21)	$ (0.24)

The fair value of each option grant for the pro forma disclosure required by SFAS No. 123 is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions and the results for the grants:

	2000	2001
Dividend yield	None	None
Expected volatility	54.6%	50.3%
Expected life of option	5-10 years	5-10 years
Risk-free interest rate	5.9%	5.2%

11. Preferred stock:

The Company is authorized to issue 10,000,000 shares of preferred stock at $0.01 par value.

ITEM 8 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

ITEM 9 DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

The following table provides information with respect to our directors and executive officers as of February 1, 2002. Each director serves for a one-year term expiring in 2002 and until his successor has been elected and duly qualified. Each executive officer has been appointed to serve until his successor is duly appointed by the board or his earlier removal or resignation from office. There are no family relationships between any director or executive officer.

Name	Age	Principal Occupation	Position with Founders	Director Since
William E. Burdick.......	61	Chairman of the Board, Brewmaster and Director of Founders	Chairman of the Board, Brewmaster and Director	1997
Steven J. Wagenheim....	48	President, Chief Executive Officer and Director of Founders	President, Chief Executive Officer and Director	1997
Mitchel I. Wachman	37	General Manager, Secretary of New Brighton Ventures, Inc.	Chief Financial Officer, Secretary and Director	1999
Arthur E. Pew III	68	Private Investor	Director	1997
James G. Gilbertson......	40	Chief Financial Officer of Navarre Corporation	Director	1999
Bruce H. Senske............	47	Managing Director of Volition Advisory Group, LLC	Director	1999

William E. Burdick, Chairman of the Board, Brewmaster and director, is one of our founders. Mr. Burdick has over 30 years experience in the restaurant, hospitality and brewing industry in both corporate and private ownership positions. Mr. Burdick has been the President and shareholder of Sherlock's Home Restaurant Pub and Brewery since 1989. Mr. Burdick is a brewing chemist with a Bachelor's degree in micro biology from Brown University, and a graduate of Harrist-Watt University, Edinburgh, Scotland, with a Master's degree in brewing science. Mr. Burdick's early career began in Great Britain following his formal education as a brewing chemist for the William Younger Brewing Company. After several years of brewing, Mr. Burdick began the design and development phase of his career with the development of pubs for Allied Breweries as they expanded a series of 140 pubs during a four year period in the north of England. Mr. Burdick is a member of the Society of British Brewers, The Royal Society of Brewing Chemist in London as well as a member of the Association of Master Brewers in the USA. Mr. Burdick writes for several brewing publications and lectures widely on brewing, brewing history and brewing science. Mr. Burdick joined International Multifoods Corporation in Minneapolis in 1976 as head of restaurant design and development. Mr. Burdick was responsible for the site selection, design, construction and opening of over 400 restaurants from 1976 to 1988 and included such chains as: Boston Sea Party, T. Butcherblock and Mr. Donut.

Steven J. Wagenheim, President, Chief Executive Officer and director, is also one of our founders. Mr. Wagenheim has over 22 years of hospitality industry experience as corporate executive, owner/operator, manager and consultant for hotels, resorts, individual and multi-unit restaurant operations. Mr. Wagenheim is the Chief Executive Officer and principal shareholder of New Brighton Ventures, Inc., which operates a Champps Americana restaurant in New Brighton, Minnesota. Since

1989, Mr. Wagenheim has been involved in the expansion and operations of Champps restaurants. Between 1989 and 1992, Mr. Wagenheim was Chief Operating Officer of Champps Entertainment, Inc. Between 1992 and March 1994, he was the Chief Executive Officer and director of Champps Development Group, Inc., which managed franchised Champps restaurants in Richfield and New Brighton, Minnesota. Between March 1994 and March 1996, he served as President and a director of Americana Dining Corporation ("ADC") which operated Champps restaurants in Minnesota and developed Champps restaurants in Ohio. In April 1996, Mr. Wagenheim sold his interest in ADC to Daka International, Inc. and formed New Brighton Ventures, Inc. Prior to his association with Champps Entertainment, Mr. Wagenheim was a principal of the Leisure Time Industries practice for the international accounting firm, Laventhol & Horwath. He specialized in the restaurant industry with primary emphasis in the areas of operational management, the creation and implementation of accounting systems, conceptual evaluation, organizational development and productivity management. Mr. Wagenheim received his Bachelor's degree from Michigan State University and an Associate's Degree in Culinary Arts from the Culinary Institute of America.

Mitchel I. Wachman served as our Vice President - Operations from June 1997 through October 1999, at which time he was appointed our Chief Financial Officer. He was appointed to our board of directors in December 1999 and also serves as our Secretary. Mr. Wachman is a shareholder and General Manager/Secretary of New Brighton Ventures, Inc. Mr. Wachman joined ADC in 1994. Between August 1995 and April 1996, Mr. Wachman was a District Operator for ADC, involved in the development of Champps restaurants in Ohio. Prior to joining ADC, Mr. Wachman was employed by Champps Development Group, Inc. as General Manager of its New Brighton restaurant since 1992. His duties include management development, quality control, profit and loss control and marketing and promotions. Mr. Wachman has been involved in the hospitality industry since 1984 and is a graduate of the Michigan State University School of Hotel, Restaurant Institutional Management.

Arthur E. Pew III became one of our directors in August 1997. Mr. Pew retired from his employment by Burlington Northern Railroad Co. in 1990. Between 1989 and 1994, Mr. Pew owned and operated Champps restaurants in Richfield and New Brighton, Minnesota. Mr. Pew is a director of the Pew Charitable Trust Foundation and the Glenmede Trust Company, Philadelphia, PA.

James G. Gilbertson became one of our directors in November 1999. Mr. Gilbertson has served as Chief Financial Officer of Navarre Corporation, a major distributor of music, software, interactive CD-ROM products and DVD videos, since January 2001. He held various positions at iNTELEFILM Corporation, an entity engaged in television commercial production, from July 1992 through January 2001, including serving as Co-President from August 2000 through January 2001, Chief Operating Officer from April 1996 through January 2001, and Chief Financial Officer from July 1992 through December 1999. Mr. Gilbertson served as a Chief Operating Officer of Harmony Holdings, Inc., a corporation involved in the production of television commercials, music videos and related media, from April 1996 through January 2001. He also served as Chief Executive Officer, President and a director of webADTV.com, Inc., a corporation involved in Internet enabling the advertising campaign process, from January 2000 through January 2001. From June 1988 to July 1992, he was the Chief Financial Officer of Parker Communications, which operated a group of radio stations. From 1985 to June 1988, Mr. Gilbertson was Controller of the radio division of Palmer Communications. Prior to that, he was a practicing certified public accountant with the firm of Ernst & Young LLP.

Bruce H. Senske became one of our directors in November 1999. Mr. Senske is a Founder and Managing Director of Volition Advisory Group, LLC, a management advisory firm specializing in assisting companies in transition that was established in June 2001. From June 1998 until May 2001, Mr. Senske was first a Vice President and then a Managing Partner at Manchester Companies, a private investment and management-consulting firm formed in 1993. From September 1999 to September 2000,

he served as Interim Chief Executive Officer of Telident, Inc., an entity which designed, manufactured and marketed proprietary hardware and software systems to provide the exact location of a 911 telephone call. Mr. Senske served as President, Chief Executive Officer, Chief Financial Officer and Treasurer of U-Ship, Inc. from January 1993 to June 1998, with the exception of June and July 1997. From 1988 to 1992, Mr. Senske was Vice President of Strategic Marketing and Product Planning at Vocam Systems, Inc., a manufacturer of transportation management software systems, which became a division of the Pitney Bowes Company in 1990.

Other Business Interests

Messrs. Burdick, Wagenheim and Wachman have other business interests described above which may result in conflicts of interest. However, Messrs. Burdick, Wagenheim and Wachman have not been required to spend, and do not expect to spend, full time with our company based upon the current scale of operations, which does not warrant a full-time executive team. This will change, however, as we expand our scale of operations to multiple restaurant locations.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Such officers, directors and shareholders are required by the SEC to furnish us with copies of all such reports. To our knowledge, based solely on a review of copies of reports filed with the SEC during the last fiscal year, all applicable Section 16(a) filing requirements were met, except that one report on Form 5 setting forth the November 26, 2000 automatic grant of a stock option for the purchase of 15,000 shares, pursuant to our 1997 Director Stock Option Plan, to James G. Gilbertson, one of our non-employee directors, was not filed on a timely basis.

ITEM 10 EXECUTIVE COMPENSATION

The following table sets forth information with respect to compensation paid by us to our Chief Executive Officer (the "Named Executive Officer") during the three most recent fiscal years. We agreed with the Named Executive Officer that no salary would be paid to him through 2001. Compensation payable to him thereafter will be determined by our board. None of our other executive officers was paid a salary during the three most recent fiscal years.

SUMMARY COMPENSATION TABLE

		Annual Compensation	Long-Term Compensation
			Awards
Name and Principal Position	Year	Salary	Securities Underlying Options
Steven J. Wagenheim	2001	$ 0	25,000
President, Chief Executive Officer	2000	$ 0	0
and Director	1999	$ 0	20,000

The following table sets forth each grant of stock options during the last fiscal year to the Named Executive Officer. No stock appreciation rights were granted during the last fiscal year.

OPTION GRANTS IN LAST FISCAL YEAR

Name	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/share)(2)	Expiration Date
Steven J. Wagenheim........	25,000	10.1%	$1.65	12/27/11

(1) These options became exercisable immediately upon grant.
(2) Fair market value per share on the date of grant.

The following table sets forth information concerning the unexercised options held by Named Executive Officer as of the end of the last fiscal year. No options were exercised by Named Executive Officer during the last fiscal year. No stock appreciation rights were exercised by Named Executive Officer during the last fiscal year or were outstanding at the end of that year.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

Name	Number of Securities Underlying Unexercised Options at FY-End		Value of Unexercised In-the-Money Options at FY-End(1)	
	Exercisable	Unexercisable	Exercisable	Unexercisable
Steven J. Wagenheim	45,000	0	$ 14,750	N/A

(1) Market value of underlying securities at fiscal year end minus the exercise price.

Compensation of Directors

Our directors are reimbursed for certain reasonable expenses incurred in attending board meetings. Directors who are also our employees receive no remuneration for services as members of the board or any board committee. Under our 1997 Director Stock Option Plan, directors who are not employed by us are entitled to receive annual grants of stock options.

Employment Contracts and Termination of Employment, and Change-in-Control Arrangements

We entered into an employment agreement with Steven J. Wagenheim on December 14, 1999. Under the terms of the agreement, Mr. Wagenheim agreed to serve in his current office and capacity for a period of two years. The agreement contains non-competition provisions whereby Mr. Wagenheim will not acquire any direct or indirect interest in any casual dining or microbrewery business within our markets. The agreement includes a change in control provision that would entitle Mr. Wagenheim to receive severance pay equal to 18 months of salary if there is a change in control in our company and his employment terminates. We have also agreed to reimburse Mr. Wagenheim for his reasonable and necessary business expenses. The agreement permits him to participate in any fringe benefit programs for

which he is eligible. As noted above, we agreed with Mr. Wagenheim that no salary would be paid to him through 2001. Compensation payable to him thereafter will be determined by our board. If the compensation level we establish for Mr. Wagenheim is not acceptable to him, we have agreed that his compensation level will be established by mediation or binding arbitration. As further consideration for the agreement, we granted a non-statutory stock option to Mr. Wagenheim in December 1999 for the purchase of 20,000 shares of common stock at $4.00 per share. We granted an additional non-qualified stock option for the purchase of 25,000 shares of common stock at $1.65 per share to Mr. Wagenheim in December 2001. Upon expiration of the initial term, the agreement automatically extended for a six month period. Unless either Mr. Wagenheim or our company provides the other with written notice of intention not to renew at least 30 days prior to the expiration of any extension term, the agreement will automatically extend for an additional six-month period at the expiration of each extension term.

ITEM 11 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of February 1, 2002, by (a) each person who is known to us to own beneficially more than five percent of our common stock, (b) each director, (c) the Named Executive Officer, and (d) all executive officers and directors as a group. Unless otherwise noted, each person identified below possesses sole voting and investment power with respect to such shares. Except as otherwise noted below, we know of no agreements among our shareholders which relate to voting or investment power with respect to our common stock.

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned(1)	Percent of Class(2)
Brewing Ventures LLC (3)	1,662,500	43.7%
New Brighton Ventures, Inc. (4)(5) 2397 Palmer Drive New Brighton, Minnesota 55112	242,420	6.2
Arthur E. Pew III (3)(6)	229,940	5.8
William E. Burdick (3)(7)	79,000	2.0
Steven J. Wagenheim (3)(5)(8)	45,000	1.2
Bruce H. Senske (9)	42,500	1.1
James G. Gilbertson (8)	30,000	*
Mitchel I. Wachman (3)(5)(8)	18,000	*
Bruce J. Barnett (10) 5805 Jonquil Lane Plymouth, Minnesota 55442	274,242	7.2
Otto G. Bonestroo (10) 175 Lakeland Shores Lakeland Shores, Minnesota 55043	224,242	5.9
All directors and executive officers as a group (6 persons) (11)	2,349,360	55.4%

* Represents less than one percent.

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to securities. Securities "beneficially owned" by a person may include securities owned by or for, among others, the spouse, children or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power or has the option or right to acquire within 60 days of February 1, 2002. Unless otherwise

indicated, the address of each shareholder is c/o Founders Food & Firkins Ltd., 5831 Cedar Lake Road, St. Louis Park, Minnesota 55416.

(2) Percentage of beneficial ownership is based on 3,807,350 shares outstanding as of February 1, 2002. Shares issuable pursuant to warrants and options are deemed outstanding for computing the percentage of the person holding such warrants or options but are not deemed outstanding for computing the percentage of any other person.

(3) As set forth in Schedule 13D/A filed with the SEC by Brewing Ventures LLC on August 7, 2001. Messrs. Burdick, Wagenheim, Wachman and Pew are members of Brewing Ventures and collectively own 87% of its membership interests. As such, they may be deemed to be the indirect beneficial owners of such securities. The number of shares reported herein as beneficially owned by such individuals excludes shares held by Brewing Ventures LLC. Substantially all of the shares beneficially owned by Brewing Ventures LLC and Messrs. Burdick, Wagenheim, Wachman and Pew are subject to an escrow agreement with the Commissioner of Commerce for the State of Minnesota. The term of escrow runs through June 6, 2003, unless at an earlier date we demonstrate annual net earnings for any two consecutive years after June 6, 2000 of at least 5%.

(4) Includes 122,730 shares purchasable pursuant to the exercise of Class A Warrants.

(5) Messrs. Wagenheim and Wachman are the owners of New Brighton Ventures, Inc. and collectively own 100% of its stock. As such, they may be deemed to be the indirect beneficial owners of shares beneficially held by New Brighton Ventures, Inc. The number of shares reported herein as beneficially owned by such individuals excludes shares and Class A Warrants held by New Brighton Ventures, Inc.

(6) As set forth in Schedule 13D/A filed with the SEC by Arthur E. Pew III on August 7, 2001. Includes 96,970 shares purchasable pursuant to the exercise of Class A Warrants, 35,000 shares purchasable pursuant to the exercise of options, 100 shares and 100 shares purchasable pursuant to the exercise of Class A Warrants owned by Mr. Pew's spouse and 400 shares and 400 shares purchasable pursuant to the exercise of Class A Warrants owned by trusts for the benefit of Mr. Pew's grandchildren, over which Mr. Pew is sole trustee.

(7) As set forth in Schedule 13D/A filed with the SEC by William E. Burdick on August 7, 2001. Represents 25,000 shares and 25,000 shares purchasable pursuant to the exercise of Class A Warrants owned by Sherlock's Home, an entity 100% owned by Mr. Burdick, and 29,000 shares purchasable pursuant to the exercise of options.

(8) Represents shares purchasable pursuant to the exercise of options.

(9) Includes 6,250 shares purchasable pursuant to the exercise of Class A Warrants and 30,000 shares purchasable pursuant to the exercise of options.

(10) Includes 12,121 shares purchasable pursuant to the exercise of Class A Warrants.

(11) Includes shares held by Brewing Ventures LLC, shares and Class A Warrants held by New Brighton Ventures, Inc., shares and Class A Warrants held by Mr. Pew's spouse and shares and Class A Warrants held by trusts for the benefit of Mr. Pew's grandchildren. Includes 249,930 shares purchasable pursuant to the exercise of Class A Warrants and 187,000 shares purchasable pursuant to the exercise of options.

ITEM 12 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On July 29, 1997, we issued to Brewing Ventures LLC 850,000 shares of common stock and a warrant to purchase 1,000,000 shares of common stock in exchange for Brewing Ventures' contribution of its restaurant concept and all proprietary data, know-how, business plans, and research and development in connection therewith. On August 13, 1997, Brewing Ventures made a capital contribution to us in the amount of $200,000. Concurrent with our initial public offering, Brewing Ventures tendered 187,500 of its shares to us in payment of the exercise price of its warrant to purchase 1,000,000 shares. As a result, Brewing Ventures currently owns 1,662,500 shares, or 43.7%, of our common stock. Our directors,

officers or key employees who are members of Brewing Ventures are William E. Burdick, Steven J. Wagenheim, Mitchel I. Wachman and Arthur E. Pew III. The members of Brewing Ventures are the promoters of our company.

In August 1997, we entered into a management agreement with Brewing Ventures. Pursuant to the management agreement, Brewing Ventures consulted with us regarding the development and execution of our restaurant concept. The fee under the management contract was paid at the rate of $25,000 per year. Substantially all of this amount was paid following our initial public offering from our income from operations. We agreed with Brewing Ventures to terminate the management agreement effective June 30, 1999. As of December 30, 2001, we had fulfilled our obligation to Brewing Ventures pursuant to the foregoing agreement.

Pursuant to a separate consulting agreement between Brewing Ventures and Arthur E. Pew III, one of our directors, Brewing Ventures made payments totaling $7,000, $34,000 and $6,000 to Mr. Pew during 1999, 2000 and 2001, respectively.

Messrs. Wagenheim and Burdick have personally guaranteed the lease on our restaurant in St. Cloud, Minnesota, and the lease on our restaurant in Sioux Falls, South Dakota. In July 2001, Messrs. Wagenheim, Burdick and Pew personally guaranteed the $1.5 million loan we obtained to finance our restaurant in Fargo, North Dakota. In connection with the guaranties of the loan, we entered into an agreement concerning guaranty with Messrs. Wagenheim, Burdick and Pew which provides, among other things, that our company, Mr. Wagenheim and Mr. Burdick, jointly and severally, agree to indemnify and hold Mr. Pew harmless from any liabilities which he may claim by reason of his guaranty of our indebtedness, and that we will indemnify Mr. Wagenheim and Mr. Burdick from any liabilities they may incur by reason of their guaranties of our indebtedness. We have further agreed that we will not, without Mr. Pew's consent, modify the terms and conditions of the loan, default in payment of obligations under the loan agreement or incur additional indebtedness other than indebtedness under the loan, ordinary trade debt or other indebtedness incurred in the ordinary course of business, not to exceed $100,000 at any time. The agreement also contains other customary covenants and covenants that we will use our best efforts to refinance the $1.5 million of indebtedness by January 1, 2006 and that we will use our best efforts to obtain a release of Mr. Pew from the guaranty by that date. If we have not released Mr. Pew from the obligation by January 1, 2006, we are obligated to pay him a monthly guaranty fee beginning in February 2006 in the amount of $1,000, until he is released from the obligation. At its meeting in December 2001, our board of directors agreed to compensate Messrs. Wagenheim, Burdick and Pew for their existing and future guaranties of our indebtedness. Although the amount has not yet been determined, our board agreed that such compensation would be paid upon the initial payment of rent on our next restaurant lease. Messrs. Wagenheim, Burdick and Pew are under no obligation to personally guarantee any of our future obligations.

From our inception through June 25, 2000, New Brighton Ventures, Inc., the entity through which Messrs. Wagenheim and Wachman own a Champps restaurant in New Brighton, Minnesota, incurred expenses on our behalf and charged us for personnel loaned to us to assist us in the development of our concept and menu, in an amount aggregating approximately $296,000. As of December 31, 2000, we had repaid all amounts due in full. We believe that the amount paid by us equates to the approximate cost of the provision of such services.

In February 2000, we issued a promissory note to New Brighton Ventures in the principal amount of $152,500. Such note was to mature in August 2000 and bore interest at the rate of 8% per year. We used the funds we obtained from New Brighton Ventures to purchase a liquor license in Sioux Falls, South Dakota. We also received a $25,000 advance from New Brighton Ventures which we paid to the

underwriter of our initial public offering. We repaid our indebtedness to New Brighton Ventures with a portion of the net proceeds of our initial public offering.

The terms of each of the transactions described above were established by the founders of our company without independent valuation of our restaurant concept or of the services provided to us. We believe, however, that the transactions were effected on terms no less favorable to us than those that could have been realized in arm's length transactions with unaffiliated parties.

Before November 26, 1999, we did not have any independent, disinterested directors. Following their appointment, our independent, disinterested directors approved (a) our acceptance of shares from Brewing Ventures in payment of the exercise price of its warrant, (b) the termination of our management agreement with Brewing Ventures, (c) our employment agreement with Steven J. Wagenheim, and (d) our issuance of a promissory note to New Brighton Ventures. For more information regarding our employment agreement with Mr. Wagenheim, please review "Executive Compensation – Employment Contracts and Termination of Employment, and Change-in-Control Arrangements."

On November 14, 2001, we issued a promissory note for $100,000 to New Brighton Ventures, the entity through which Messrs. Wagenheim and Wachman own a Champps restaurant in New Brighton, Minnesota. We used the proceeds of this note to pay capital expenditures related to the development of the Fargo location. The principal of this loan is due and payable 30 days following demand for payment. Until such demand is made, we are required to pay monthly installments of accrued interest only. As of December 30, 2001, the full principal balance of $100,000 and $443 of accrued interest remained due to New Brighton Ventures.

Executive officers and directors of our company, and owners of more than 5% of our common stock, purchased an aggregate of 274,172 units sold in our initial public offering in June 2000. Of such total, the following purchases were made:

- Sherlock's Home, an entity 100% owned by William E. Burdick, our Chairman of the Board, Brewmaster and director, purchased 25,000 units in our initial public offering using working capital.

- New Brighton Ventures, an entity 70% owned by Steven J. Wagenheim, our President, Chief Executive Officer and director, and 30% owned by Mitchel I. Wachman, our Chief Financial Officer, Secretary and director, purchased 121,210 units in our initial public offering using approximately $200,000 of working capital and $300,000 loaned to New Brighton Ventures by Arthur E. Pew III, one of our directors.

- Arthur E. Pew, one of our directors, purchased 96,970 units in our initial public offering using personal funds. In addition, Mr. Pew's spouse purchased 100 units in our initial public offering and trusts for the benefit of Mr. Pew's grandchildren purchased 400 units in our initial public offering.

- Bruce H. Senske, one of our directors, purchased 6,250 units in our initial public offering using personal funds.

- Bruce J. Barnett, an owner of more than 5% of our common stock, purchased 12,121 units in our initial public offering using personal funds.

- Otto G. Bonestroo, an owner of more than 5% of our common stock, purchased 12,121 units in our initial public offering using personal funds.

All future transactions between us and our officers, directors and principal shareholders and their affiliates will be approved by a majority of the board, including a majority of the independent and disinterested non-employee directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

ITEM 13 EXHIBITS, LIST AND REPORTS ON FORM 8-K

(a) Exhibits

See "Index to Exhibits."

(b) Reports on Form 8-K

We filed no Current Reports on Form 8-K during the quarter ended December 30, 2001.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis Park, State of Minnesota on February 20, 2002.

FOUNDERS FOOD & FIRKINS LTD..

By /s/ Steven J. Wagenheim
Steven J. Wagenheim
President and Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Steven J. Wagenheim and Mitchel I. Wachman as his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant, and in the capacities and on the date indicated.

Signature	Title	Date
/s/ Steven J. Wagenheim Steven J. Wagenheim	President, Chief Executive Officer and Director (Principal Executive Officer)	February 20, 2002
/s/ Mitchel I. Wachman Mitchel I. Wachman	Chief Financial Officer, Secretary and Director (Principal Accounting Officer and Principal Financial Officer)	February 20, 2002
/s/ William E. Burdick William E. Burdick	Chairman of the Board, Brewmaster and Director	February 20, 2002
/s/ Arthur E. Pew III Arthur E. Pew III	Director	February 20, 2002
/s/ James G. Gilbertson James G. Gilbertson	Director	February 20, 2002
/s/ Bruce H. Senske Bruce H. Senske	Director	February 20, 2002

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Articles of Incorporation of the Registrant, as amended (incorporated by reference to our Registration Statement on Form SB-2, filed on December 22, 1999 (File No. 333-93459)).
3.2	By-laws of the Registrant (incorporated by reference to our Registration Statement on Form SB-2, filed on December 22, 1999 (File No. 333-93459)).
4.1	Reference is made to Exhibits 3.1 and 3.2.
4.2	Specimen common stock certificate (incorporated by reference to our Registration Statement on Form SB-2, filed on December 22, 1999 (File No. 333-93459)).
4.3	Form of Warrant Agreement (including specimen Class A Warrant certificate) (incorporated by reference to our Registration Statement on Form SB-2, filed on December 22, 1999 (File No. 333-93459)).
4.4	Specimen unit certificate (incorporated by reference to our Registration Statement on Form SB-2, filed on December 22, 1999 (File No. 333-93459)).
10.1	1997 Stock Option Plan (incorporated by reference to our Registration Statement on Form SB-2, filed on December 22, 1999 (File No. 333-93459)).
10.2	1997 Director Stock Option Plan, as amended and restated effective September 26, 2001 (incorporated by reference to our Definitive Schedule 14A (Proxy Statement), filed on October 5, 2001 (File No. 0-29643)).
10.3	Management Agreement between the Registrant and Brewing Ventures LLC, dated August 13, 1997 (incorporated by reference to our Registration Statement on Form SB-2, filed on December 22, 1999 (File No. 333-93459)).
10.4	Amendment to Management Agreement between the Registrant and Brewing Ventures LLC, dated November 26, 1999 (incorporated by reference to our Registration Statement on Form SB-2, filed on December 22, 1999 (File No. 333-93459)).
10.5	Employment Agreement between the Registrant and Steven J. Wagenheim, dated December 14, 1999 (incorporated by reference to our Registration Statement on Form SB-2, filed on December 22, 1999 (File No. 333-93459)).
10.6	Employment Agreement between the Registrant and William E. Burdick, dated December 14, 1999 (incorporated by reference to our Registration Statement on Form SB-2, filed on December 22, 1999 (File No. 333-93459)).
10.7	Lease by and between the Registrant and St. Cloud Investments L.L.P., dated July 29, 1998 (including Addendum to Lease and Guaranty) (incorporated by reference to our Registration Statement on Form SB-2, filed on December 22, 1999 (File No. 333-93459)).
10.8	Lease by and between the Registrant and GCI Capital, Inc., dated May 19, 1999 (incorporated by reference to our Registration Statement on Form SB-2, filed on December 22, 1999 (File No. 333-93459)).
10.9	Agreement to Lease between the Registrant and Barclay, Ltd., effective November 14, 1999 (incorporated by reference to our Registration Statement on Form SB-2, filed on December 22, 1999 (File No. 333-93459)).
10.10	Warrant issued by the Registrant to Brewing Ventures LLC, dated August 13, 1997 (incorporated by reference to our Registration Statement on Form SB-2, filed on December 22, 1999 (File No. 333-93459)).
10.11	Warrant Exercise Agreement by and between the Registrant and Brewing Ventures LLC, effective November 22, 1999 (incorporated by reference to our Registration Statement on Form SB-2, filed on December 22, 1999 (File No. 333-93459)).

10.12 Form of Warrant issued by the Registrant to certain registered representatives of Equity Securities Investments, Inc., dated February 20, 1998 (incorporated by reference to our Registration Statement on Form SB-2, filed on December 22, 1999 (File No. 333-93459)).

10.13 Form of Warrant issued by the Registrant to certain partners of St. Cloud Investments, L.L.P., dated June 27, 1999 (incorporated by reference to our Registration Statement on Form SB-2, filed on December 22, 1999 (File No. 333-93459)).

10.14 License Purchase Agreement by and between the Registrant and CNJ Distributing Corp., dated December 20, 1999 (incorporated by reference to our Registration Statement on Form SB-2, filed on December 22, 1999 (File No. 333-93459)).

10.15 Amendment to License Purchase Agreement by and between the Registrant and CNJ Distributing Corp., dated January 18, 2000 (incorporated by reference to our Registration Statement on Form SB-2, filed on December 22, 1999 (File No. 333-93459)).

10.16 Promissory Note issued by the Registrant to New Brighton Ventures, Inc., dated February 9, 2000 (incorporated by reference to our Registration Statement on Form SB-2, filed on December 22, 1999 (File No. 333-93459)).

10.17 Form of Escrow Agreement by and among the Registrant, Brewing Ventures LLC, Arthur E. Pew III, Associated Bank Minnesota (f/k/a Bank Windsor) and the Commissioner of Commerce for the State of Minnesota (incorporated by reference to our Registration Statement on Form SB-2, filed on December 22, 1999 (File No. 333-93459)).

10.18 Lease by and between the Registrant and Sioux Falls Investments, L.L.P., dated June 14, 2000 (including Guaranty) (incorporated by reference to our Quarterly Report on Form 10-QSB, filed on August 4, 2000 (File No. 0-29643)).

10.19 Ground Lease by and between the Registrant and West Acres Development, LLP, dated January 18, 2001 (incorporated by reference to our Annual Report on Form 10-KSB, filed on April 2, 2001 (File No. 0-29643)).

10.20 Capital Equipment Lease by and between the Registrant and the GCI Capital, Inc., dated June 15, 2001 (incorporated by reference to our Quarterly Report on Form 10-QSB, filed on August 9, 2001 (File No. 0-29643)).

10.21 Loan Agreement by and between the Registrant and First National Bank, Pierre, South Dakota, dated July 19, 2001 (incorporated by reference to our Quarterly Report on Form 10-QSB, filed on August 9, 2001 (File No. 0-29643)).

10.22 Agreement Concerning Guaranty by and between the Registrant and Steven Wagenheim, Arthur E. Pew III and William Burdick, dated July 17, 2001 (incorporated by reference to our Quarterly Report on Form 10-QSB, filed on August 9, 2001 (File No. 0-29643)).

10.23 Promissory Note issued by the Registrant to New Brighton Ventures, Inc., dated November 14, 2001.

23 Consent of Independent Auditors.

24 Powers of Attorney (included on signature page to Form 10-KSB).

CORPORATE INFORMATION

Corporate Headquarters

Founders Food & Firkins Ltd.
5831 Cedar Lake Road
St. Louis Park, MN 55416
952-525-2070

Transfer Agent

Wells Fargo Bank Minnesota, N.A.
161 North Concord Exchange
South St. Paul, MN 55075
800-689-8788

Board of Directors

William E. Burdick, Chairman of the Board, Brewmaster
Steven J. Wagenheim, President, Chief Executive Officer
Mitchel I. Wachman, Chief Financial Officer, Secretary
Arthur E. Pew III, Private Investor
James G. Gilbertson, Chief Financial Officer of Navarre Corporation
Bruce H. Senske, Managing Director of Volition Advisory Group, LLC

Corporate Officers

Steven J. Wagenheim
President, Chief Executive Officer

William E. Burdick
Chairman of the Board, Brewmaster

Mitchel I. Wachman
Chief Financial Officer, Secretary

Independent Accountants

Schechter Dokken Kanter Andrews & Selcer Ltd.
Minneapolis, MN

Corporate Counsel

Briggs and Morgan, P.A.
Minneapolis, MN

Form 10-KSB

An additional copy of Founders Food & Firkins Ltd.'s Annual Report on Form 10-KSB for the year ended December 30, 2001, as filed with the SEC, will be sent to any shareholder upon written request to the Chief Financial Officer of Founders Food & Firkins Ltd.

Stock Listing

Listed on The Nasdaq SmallCap Market under the Symbols:

- GCFBU Unit (one Unit consists of one share of Common Stock and one Class A Warrant)
- GCFB Common Stock
- GCFBW Class A Warrant

Web Site Address

www.gcfb.net